ANNUAL REPORT 2007


08049171

CTS®
CORPORATION

MOVING FORWARD... EVERYWHERE. EVERY DAY.



Our Vision Statement

We are a global, growth oriented sensors and actuators, electronic components, and services company, dedicated to delivering innovative solutions for a better, safer and healthier world.

Our Core Values



Integrity

- We insist on integrity in everything we do and value doing the right thing.



Mutual Respect

- We listen to and learn from everyone.
- We treat everyone with dignity and fairness with equal opportunity to succeed for all.



Drive to Succeed

- We strive for excellence, relentlessly pursuing continuous improvement in our products and services, processes and capabilities.

Moving Forward...

Corporate Profile

CTS Corporation (NYSE: CTS) is an innovative designer and manufacturer of sensors and actuators, electronic components, and a leading provider of value-added electronics manufacturing services (EMS). Our sensors and actuators, and electronic components serve OEMs in the automotive, computer, industrial, medical and communications markets, while our EMS operations provide specialty solutions to customers throughout the medical, defense and aerospace, computer, industrial and communications markets. We have manufacturing operations located throughout North America, Europe and Asia.

For more information please visit us at:
www.ctscorp.com

Financial Highlights

(In thousands, except per share data)

For the Year	2007	2006	2005
Net sales	**$685,945**	$655,614	$617,484
Operating earnings	**32,275**	32,818	37,932
Net earnings	**25,412**	24,197	20,756
Average common shares outstanding -- diluted	**39,970**	40,228	40,960
Per share data:			
Net earnings -- diluted -- Note D	**$0.66**	$0.63	$0.53
Dividends declared	**0.12**	0.12	0.12
Capital expenditures	**16,058**	15,787	15,009
At Year End			
Working capital	**$121,921**	$101,939	$58,393
Long-term debt (including current maturities)	**72,000**	60,821	68,457
Shareholders' equity	**324,247**	319,023[1]	328,093
Equity per outstanding share	**9.45**	8.91[1]	9.16

[1] The equity decrease reflects adoption of FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" -- Note I

Net Sales
($ in Millions)


$700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007

Net Earnings Per Common Share - Diluted


.70
.60
.50
.40
.30
.20
.10
0
2003
2004
2005
2006
2007

Return on Average Equity


8%
7%
6%
5%
4%
3%
2%
1%
0
2003
2004
2005
2006
2007

Net Cash Provided by Operations
($ in Millions)


$50
45
40
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007

Message to Our Fellow Shareholders:



Vinod M. Khilnani
President and
Chief Executive Officer

In 2007, we began to re-energize the Company to aggressively pursue profitable growth by **developing new products, penetrating new markets and winning new customers.** The recipe to achieve these goals is to exceed customer expectations by providing innovative solutions, quality products and speed of execution.

CTS finished the year with a strong second half performance and recorded yet another year of higher sales, earnings per share and operating cash flow in 2007.

During 2007, we developed two new Sensor and Actuator products for automotive and diesel engine applications and penetrated several new large OEM customers. We finished the year with 28 new business awards of sensor and actuator products that are projected to provide over $140 million of sales over the next five years. We made substantial progress in expanding our customer base with 80% of the new business coming from the rapidly growing Asian OEMs or new customers.

Environmental concerns and rapidly escalating oil costs are driving tougher emission controls and the need for greater fuel economy. These trends are creating excellent new global growth opportunities for our sensors and actuators beyond their traditional automotive applications.

With the successful development of smart actuators and their application in turbochargers, CTS began working with a new category of customers who manufacture diesel engines and turbochargers, in addition to traditional customers in the passenger automobile industry, thus laying the foundation for a major new growth initiative into diesel powered applications in industrial and commercial markets.

The Asia Pacific region is projected to become the world's largest automotive market by 2009-2010. To support our automotive growth in the region and keep our cost structure competitive, we moved our Dongguan, China operations to a larger facility in Zhongshan, China nearly doubling its size. In Europe, multiple lines were moved to lower cost regions. Transfer of seven lines from Scotland to the Czech Republic was completed in 2007, moving our Czech facility's revenue from less than $4 million in 2006 to more than $17 million in 2007.

We also made significant strides to lay the groundwork for strong future growth in our Electronic Components business by extending our relationship with new customers, developing new applications for our technologies and expanding distribution channels in 2007.

In the communications market, preferred supplier relationships were established with leading OEMs in Europe, China and India. A leading European OEM signed a global supply agreement with CTS and began receiving shipments of radio frequency modules. A leading Chinese telecom company signed a supply agreement and began qualifications of our oscillators for shipments in 2008. In addition, CTS won new business from a fast growing Indian optical network equipment company. Other new customers in telematics, defense and satellite communications and medical equipment were added to further diversify our product applications.

Rapid expansion of wireless communications in Asia and explosive growth of data traffic due to social networking sites like YouTube, Facebook, etc. is creating demand for CTS' communication infrastructure products.

We also established significant new channel partnerships to expand access to the military, passive electronics and thermal management markets.

Expanded relationships with Arrow and Mouser in the U.S. and Acal and Silfox in Europe are examples of strengthening of our distribution channels.

Electronic Components introduced a wide range of innovative new products in 2007. A total of 205 electronic component design wins were achieved during the year, including two entirely new product categories in Front-End Modules (FEM) and Ultra Wide Band (UWB) filters, which use CTS' patented ClearONE™ technology.

We were awarded five U.S. patents in our components and sensors business and filed for 18 more in frequency controls, underlying our strong commitment and success in innovation, research and new product development.

In our EMS business segment, we won 19 new customers in 2007. Seventeen of these new wins were in our target markets of defense and aerospace, industrial and medical. Our strategy to focus on these target markets is beginning to help increase our profit margins in the EMS segment and broaden our customer base.

We continue to strengthen our competitive advantage in these target markets by achieving key quality certifications and extend our design engineering as a value-added service to our customers. Our U.K. and Singapore facilities were positioned to strongly compete in the defense and aerospace market by achieving AS 9100 certification and our New Hampshire facility achieved ISO 13485 certification which now allows all our major EMS locations to manufacture medical products.

In addition to our key objective of driving profitable growth through organic initiatives, we streamlined our mergers and acquisitions process to surface, evaluate and complete targeted acquisitions expeditiously, if they meet certain objectives. The key objectives include penetrating certain strategic customers, broader product offerings, new technologies and accretive earnings impact. We completed three small accretive acquisitions in the last five months which met our objectives and brought us approximately $45 million in incremental sales in our targeted markets. We will continue to look for other opportunities with a bias towards growing our Component and Sensor segment.

The Road Ahead

I am pleased with the progress we made in 2007. Our new business awards, new customers, growth initiatives in international markets, especially Asia, and new product development activities in 2007 will provide CTS with a strong foundation to grow profitably in the coming years.

Every year brings new challenges and opportunities and 2008 is no exception. Global economic slowdown, a weak U.S. dollar and escalating commodity prices are creating a tough economic environment. However, tougher emission standards, the need for increased fuel economy and rapid expansion of wireless communication are creating new opportunities for CTS products worldwide.

Finally, I would like to thank our shareholders for their continued support, our Board of Directors for their counsel and encouragement and our employees worldwide who are dedicated in their pursuit to *delight our customers everywhere, every day.*



Vinod M. Khilnani
President and
Chief Executive Officer
April 28, 2008

Several years ago the Board of Directors established an ad hoc Leadership Continuity Committee whose sole purpose was to ensure a planned and successful transition of senior leadership from Don Schwanz to a new Chief Executive. After an extensive search, with the assistance of a major executive recruiting firm and numerous interviews of leading candidates, this committee recommended and the Board enthusiastically approved offering this important leadership responsibility to Vinod Khilnani, as President and Chief Executive Officer effective July 1, 2007. As CFO since 2001, Vinod was a key player in navigating CTS through a very challenging period. He is bringing a new level of energy and focus on growing your company and its long-term shareholder value at an accelerated rate.

Donald K. Schwanz, in six years as Chairman, CEO and President led CTS through a challenging period and successfully positioned the company for profitable growth. We thank Don and wish him the best, including good fishing, in his well deserved planned retirement.



Roger R. Hemminghaus
Chairman of the Board

New Facilities for 2007


Ostrava, Czech Republic


Zhongshan, People's Republic of China

Worldwide Manufacturing Facilities

Sensors and Actuators

Elkhart, Indiana
Toronto, Canada
Matamoros, Mexico
Glasgow, Scotland
Ostrava, Czech Republic
Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China

Sensors and Actuators: Leveraging Capabilities Into New Market Segments to Drive Growth

New opportunities are being created beyond traditional automotive applications by using its technology in commercial and diesel engine markets, driven by tougher engine emission regulations and the need for greater fuel economy.

2007



Serving major automotive customers worldwide.

Success in serving adjacent markets with small engine applications.

Continuing to introduce new products and product extensions.



Received "Supplier of Excellence Award for Product Development" from Honda Motor Corporation.

Building on our current sensor and actuator success, new opportunities in larger commercial applications will continue to drive future growth.

CTS Electronic Components: Broadening Our Product and Technology Offerings

CTS Electronic Components is launching innovative and differentiating new products, both organically and through strategic acquisitions. Rapid growth in wireless communications in emerging and developed markets is driving double digit growth in our highly engineered, high technology products.

2007



Precision medical products enhance healthcare and saves lives.

Specialized piezo technology brings your world into focus with wide format printers.

Innovative products are utilized in undersea energy exploration and wireless communications.

Newly acquired piezo products provide opportunities in commercial aerospace markets, complementing our existing technologies.





Worldwide Manufacturing Facilities

Electronic Components

Bloomingdale, Illinois
Albuquerque, New Mexico
Burbank, California
Tucson, Arizona
Nogales, Mexico
Tianjin, People's Republic of China
Singapore, Republic of Singapore

exceeding customer expectations



Worldwide Manufacturing Facilities

Electronics Manufacturing Solutions

Moorpark, California
Santa Clara, California
Londonderry, New Hampshire
Glasgow, Scotland
Tianjin, People's Republic of China
Singapore, Republic of Singapore
Bangkok, Ayutthya, Thailand

CTS Electronics Manufacturing Solutions: Targeting Niche Sectors in Defense and Aerospace, Medical and Industrial Markets

Launching new product introduction (NPI) centers and express prototyping services help customers move critical, high technology products to market quickly. EMS' global footprint, certifications and experience makes CTS the right choice.

2007



Producing reliable controls for large, complex industrial machinery.

High-tech iris recognition systems are enhanced by innovative CTS electronics.

Medical certifications achieved at all sites support quality products in a highly regulated market.

Both PCBA and box build capabilities support a wide range of unique applications.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For Fiscal Year Ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-4639

CTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**35-0225010**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	**46514**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-523-3800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS common stock on July 1, 2007, was approximately $433 million. There were 33,735,419 shares of common stock, without par value, outstanding on February 25, 2008.

Documents Incorporated by Reference

(1) Portions of the 2007 Annual Report to shareholders are incorporated herein by reference in Parts I and II.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on or about May 30, 2008 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

CTS Corporation ("CTS", "we", "our", "us" or "the Company") is a global manufacturer of electronic components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. The principal executive offices are located in Elkhart, Indiana.

We design, manufacture, assemble, and sell a broad line of electronic components and sensors and provide electronics manufacturing services ("EMS") primarily to original equipment manufacturers ("OEMs"), for the automotive, computer, communications, medical, industrial, and defense and aerospace markets. We operate manufacturing facilities located throughout North America, Asia, and Europe and serve major markets globally. Sales and marketing are accomplished through our sales engineers, independent manufacturers' representatives, and distributors.

SEGMENTS AND PRODUCTS BY MAJOR MARKETS

We have two reportable segments: 1) Electronics Manufacturing Services ("EMS") and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally, for some customers, we provide full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Products from the EMS segment are principally sold in the communications, computer, medical, industrial, and defense and aerospace OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls, and networking. Products from the Components and Sensors segment are principally sold in three major OEM markets: 1) automotive; 2) communications; and 3) computer.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; components used in computer and other high-speed applications, switches, resistor networks, and potentiometers used to serve multiple markets and fabricated piezo-electric materials and substrates used primarily in medical, industrial and defense and aerospace markets.

The following tables provide a breakdown of net sales by segment and market as a percent of consolidated net sales:

	EMS			Components & Sensors			Total		
(As a % of consolidated net sales)	**2007**	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Markets									
Automotive	**—%**	—%	—%	**26%**	25%	23%	**26%**	25%	23%
Communications	**14%**	16%	14%	**5%**	6%	7%	**19%**	22%	21%
Computer	**19%**	24%	29%	**1%**	2%	2%	**20%**	26%	31%
Medical	**5%**	6%	5%	**1%**	1%	1%	**6%**	7%	6%
Industrial	**14%**	7%	8%	**—%**	—%	—%	**14%**	7%	8%
Defense and Aerospace	**7%**	5%	2%	**1%**	—%	—%	**8%**	5%	2%
Other	**—%**	1%	1%	**7%**	7%	8%	**7%**	8%	9%
% of consolidated net sales	**59%**	59%	59%	**41%**	41%	41%	**100%**	100%	100%

Net sales to external customers, segment operating earnings, total assets by segment, net sales by geographic area, and long-lived assets by geographic area, are contained in Note M, "Segments", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2) and are incorporated here in by reference.

General market conditions in the global automotive, communications, computer, medical, industrial, and defense and aerospace markets and in the overall economy affect our business. Any adverse occurrence that results in a significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, financial condition, and results of operations.

The following table identifies major products by their segment and markets. Many products are sold into several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Medical Market	Industrial Market	Defense and Aerospace Market	Other Markets
EMS:							
Integrated Interconnect Systems and Backpanels, including Final Assembly and Test		●	●	●	●	●	●
Complex Printed Circuit Board Assemblies		●	●	●	●	●	●
COMPONENTS AND SENSORS:							
Ceramic Filters and Duplexers	●	●				●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules		●	●				●
Automotive Sensors	●						
Resistor Networks		●	●		●		●
DIP Switches and Potentiometers		●	●		●		●
Actuators	●						
Piezoceramics Products				●	●	●	●

MARKETING AND DISTRIBUTION

Sales and marketing to OEMs, for both segments, is accomplished through our sales engineers, independent manufacturers' representatives, and distributors. We maintain sales offices in China, Hong Kong, Japan, Scotland, Singapore, Taiwan, and the United States. Approximately 90% of 2007 net sales were attributable to coverage by our sales engineers.

Our sales engineers generally service the largest customers with application specific products. The engineers work closely with major customers in designing and developing products to meet specific customer requirements.

We utilize the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by our sales engineers for both of our segments. Independent manufacturers' representatives receive commissions from CTS. During 2007, approximately 7% of net sales were attributable to coverage by independent manufacturers' representatives. We also use independent distributors in our Components and Sensors segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2007, independent distributors accounted for approximately 2% of net sales.

RAW MATERIALS

We utilize a wide variety of raw materials and purchased parts in our manufacturing processes. The following are the most significant raw materials and purchased parts, identified by segment:

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronic components and semiconductors, integrated circuits, connectors, cables, and modules.

Components and Sensors: Conductive inks and contactors which contain precious metals (primarily silver and palladium), passive electronic components, integrated circuits and semiconductors, rare earth materials (for ceramic compositions), ceramic components, plastic components, molding compounds, printed circuit boards and assemblies, quartz blanks and crystals, wire harness assemblies, copper, brass, and steel-based raw materials and components.

These raw materials are purchased from several vendors, and, except for certain semiconductors, rare earth materials, and conductive inks, we do not believe we are dependent upon one or a limited number of vendors. Although we purchase all of our semiconductors, rare earth materials, and conductive inks from a limited number of vendors, alternative sources are available. In 2007, substantially all of these materials were available in adequate quantities to meet our production demands.

We do not currently anticipate any raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to CTS may vary. Occasionally we may need to order raw materials in greater quantities and at higher than optimal prices to compensate for the variability of lead times for delivery.

Precious metal prices may have a significant effect on the cost and selling price of many CTS products, particularly some ceramic filters, sensors, resistor networks, and switches.

PATENTS, TRADEMARKS, AND LICENSES

We maintain a program of obtaining and protecting U.S. and non-U.S. patents relating to products which we have designed and manufactured, as well as, processes and equipment used in our manufacturing technology. We were issued 9 new U.S. patents and 8 non-U.S counterpart patents in 2007 and currently hold in excess of 220 U.S. patents and 135 non-U.S. counterpart patents. Patents have a greater impact on the Components and Sensors segment than on the EMS segment, which does not rely significantly on any patent. We have 8 registered U.S. trademarks and 17 foreign counterparts. We do not believe that our success is materially dependent on the existence or duration of any patent, group of patents, or trademarks.

We have licensed the right to use several of our patents to both U.S. and non-U.S. companies. In 2007, license and royalty income was less than 1% of net sales. We believe our success is not materially dependent upon any licensing arrangement where we are either the licensor or licensee.

MAJOR CUSTOMERS

Our 15 largest customers represented 59%, 61%, and 69% of net sales in 2007, 2006, and 2005 respectively. Sales to Hewlett-Packard Company amounted to 17% of net sales in 2007, 22% of net sales in 2006, and 28% of net sales in 2005.

EMS segment revenues from Hewlett-Packard Company represented $117 million, or 29%, $143.2 million, or 37%, and $173.3 million, or 48%, of the segment's sales in 2007, 2006, and 2005, respectively.

Although the Company is making efforts to broaden our customer base, we depend on a small number of customers for a large portion of our business. Changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there would be an adverse impact on our operating results.

Additionally, we expect to continue to depend on sales to our major customers. Because our customers are under no obligation to continue to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with us. Customers may also reduce or delay their business with us because of economic or other conditions or decisions that reduce their need for our products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay, or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition, and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for the Company. For many components and sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 27, 2008 and January 28, 2007.

($ in millions)	**January 27, 2008**	January 28, 2007
EMS	**$ 70.7**	$ 46.0
Components and Sensors	**65.2**	63.5
Total	**$135.9**	$109.5

Order backlog as of January 27, 2008 will generally be filled during the 2008 fiscal year.

COMPETITION

In the EMS segment, we compete with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, and delivery in the markets in which we participate. Some of our competitors have greater manufacturing and financial resources. However, we generally do not pursue extremely high volume, highly price sensitive business, as some of our larger competitors do.

In the Components and Sensors segment, we compete with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery, and service. Most of our product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with us in every product line, but many competitors are larger and more diversified than CTS. Some competitors are also our customers for components and sensors, as well as EMS products.

In both the EMS and Components and Sensors segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability, and delivery standards from us as well as our competitors. These trends create opportunities for us, but also increase the risk of loss of business to competitors. We are subject to competitive risks that represent the nature of the electronics industry, including short product life cycles and technical obsolescence.

We believe we compete most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS products oriented toward high mix and low to medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES

In 2007, 61% of net sales to external customers originated from non-U.S. operations compared to 60% in 2006 and 55% in 2005. . The higher percentage in 2006 compared to 2005, resulted primarily from the consolidation of the operations of the Berne, Indiana facility into CTS' Mexico and Singapore facilities as discussed in Note P, "Restructuring Charges", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15(a) (1) and (2). At December 31, 2007, approximately 40% of total assets were located at non-U.S. operations compared to 36% of total assets at the end of 2006. A substantial portion of these assets, other than cash and equivalents, cannot readily be liquidated. We believe the business risks to our non-U.S. operations, though substantial, are normal risks for non-U.S. businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations and expropriation. Our non-U.S. manufacturing facilities are located in Canada, China, Czech Republic, Mexico, Scotland, Singapore, Taiwan, and Thailand.

Net sales to external customers originating from non-U.S. operations for the EMS segment were $201.0 million in 2007, compared to $211.0 million in 2006, and $203.4 million in 2005. Net sales to external customers originating from non-U.S. operations for the Components and Sensors segment were $215.0 million in 2007 compared to $181.5 million in 2006, and $135.7 million in 2005. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales to external customers and long-lived assets by geographic area, is contained in Note M, "Segments", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2) which is incorporated herein by reference.

RESEARCH AND DEVELOPMENT ACTIVITIES

In both 2007 and 2006, we spent $15.9 million for research and development. In 2005, we spent $17.1 million for research and development. The reductions in research and development spending from 2005 to 2006 and 2007 reflect savings due to changing business mix, organizational consolidation, and streamlining of research and development activities. Significant ongoing research and development activities continue in our Components and Sensors segment, particularly for automotive products in support of growth initiatives. Our research and development investment is primarily focused at expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

We believe a strong commitment to research and development is required for future growth in the Components and Sensors segment. Most of our research and development activities relate to developing new, innovative products and technologies, improving product flow, and adding product value to meet the current and future needs of our customers. We provide our customers with full systems support to ensure quality and reliability through all phases of design, launch, and manufacturing to meet or exceed customer requirements. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers. We expense all research and development costs as incurred.

EMPLOYEES

We employed 4,746 people at December 31, 2007, and 75% of these people were employed outside the United States. Approximately 191 employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2007. One agreement, which covers 156 employees, is scheduled to expire in 2009 and the other, which covers 35 employees, is scheduled to expire in 2013. We employed 4,977 people at December 31, 2006.

ADDITIONAL INFORMATION

Our Internet address is http://www.ctscorp.com. We make available through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

We are incorporated in the State of Indiana. Our principal corporate office is located at 905 West Boulevard North, Elkhart, Indiana 46514.

Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and operating results. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and condition to differ materially from those projected in forward-looking statements. Before you invest in CTS, you should know that making such an investment involves some risks, including the risks described below. The risks that are highlighted below are not the only ones that we face. If any of the following risks actually occur, our business, financial condition or operating results could be negatively affected.

Because we currently derive a significant portion of our revenues from a small number of customers, any decrease in orders from these customers could have an adverse effect on our business, financial condition and operating results.

We depend on a small number of customers for a large portion of our business, and changes in the level of our customers' orders have, in the past, had a significant impact on our results of operations. Our 15 largest customers represent a substantial portion of our sales, approximately 59% of net sales in 2007 and 61% of net sales in both 2006 and 2005. Our largest customer is Hewlett-Packard Company, which represented approximately 17% of our net sales in 2007. If a major customer significantly cancels, delays or reduces the amount of business it does with us, there could be an adverse effect on our business, financial condition and operating results. Such adverse effect likely would be material if one of our largest customers significantly reduced its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect our operating results. In addition, we generate significant accounts receivable from sales to our major customers. If one or more of our largest customers were to become insolvent or otherwise unable to pay or were to delay payment for services, our business, financial condition and operating results could be materially adversely affected.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could materially and adversely affect our results of operations.

Additionally, we are subject to tax audits by governmental authorities in the U.S. and numerous non-U.S. jurisdictions. Because the results of tax audits are inherently uncertain, negative or unexpected results from one or more such tax audits could adversely affect our results of operations.

Several countries in which we are located allow for tax incentives to attract and retain business. These tax incentives expire over various periods and are subject to certain conditions with which we expect to comply. We have obtained tax holidays or other incentives where available, primarily in China, Singapore and the Czech Republic. Our taxes could increase if certain tax incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. For example, on March 16, 2007, the Chinese government passed a new unified enterprise income tax law which took effect on January 1, 2008. Among other things, the new law increased the standard withholding rate on earnings distributions without committing to maintaining the current exemption provided foreign investors in wholly-owned Chinese entities. In addition, the income tax rate for all enterprises (to a lesser extent for "high-tech enterprises") will increase by January 1, 2013. To date, there has been no guidance either on the transition method from the current tax rate to the new unified rates or on the definition of a "high-tech enterprise". Therefore, the effect of this increase on our overall tax rate will depend on, among other things, our Chinese income, the terms of transition issued by the government, our ability to qualify our existing operations as high-tech enterprises under the new law and the method of application adopted by the government for the new withholding provisions. In addition, further acquisitions or divestitures may cause our effective tax rate to increase.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We are subject to intense competition in the EMS industry.

We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater manufacturing and financial resources and in some cases have more geographically diversified international operations than we do. Our competitors, such as Benchmark Electronics, Inc., Solectron, Inc., and Sanmina – SCI Corporation, include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. We also face competition from the manufacturing operations of our current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, we could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of our largest customers for different products, as well as competition from smaller EMS companies such as Plexus Corp., Reptron Electronics, Inc. and LaBarge, Inc. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which we operate. Our failure to compete effectively could materially adversely affect our business, financial condition and operating results.

We may be unable to compete effectively against competitors in our Components and Sensors segment.

Our Components and Sensors segment operates in highly competitive industries that are characterized by price erosion and rapid technological change. We compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. Additionally, many of our customers are seeking to consolidate their business among one or more preferred or qualified suppliers. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular products themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect our business, financial condition and operating results. In addition, some of our competitors have engaged, and may in the future engage, in merger and acquisition transactions. Consolidations by competitors are likely to create entities with increased market share, customer bases, proprietary technology, marketing expertise and sales force size. These developments may materially adversely affect our ability to compete against these competitors. We cannot assure you that our products will continue to compete successfully with our competitors' products, including OEMs, many of which are significantly larger than we are and have greater financial and other resources.

We may be unable to keep pace with rapid technological changes that could make some of our products or processes obsolete before we realize a return on our investment.

The technologies relating to some of our products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses on capital investments. Furthermore, the life cycles of our products and the products we manufacture for others vary, may change and are difficult to estimate.

Our future success will depend upon our ability to develop and introduce new products and product enhancements on a timely basis that keep pace with technological developments and emerging industry standards and address increasingly sophisticated requirements of our customers. We have incurred, and expect to continue to incur, expenses typical of the electronics industry associated with research and development activities and the introduction and promotion of new products. There can be no assurance that the expenses incurred will not exceed research and development cost estimates or that new products will achieve market acceptance and generate sales sufficient to offset development costs. We also cannot provide assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. There can be no assurance that products or technologies developed by others will not render our products non-competitive or obsolete. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and operating results could be materially adversely affected.

Our customers have canceled, and may in the future cancel, their orders, change production quantities or locations or delay production.

We generally do not obtain firm, long-term purchase commitments from our customers, and have often experienced reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture, as well as by causing a delay in the recovery of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers may result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another. In addition, we make significant decisions, including determining the levels of orders that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for our products or our customers' products. We often increase staffing and capacity, and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed over the short term, a reduction in customer demand harms our gross margin and operating income until such time as adjustments can be made to activity or operating levels and structural costs.

We sell products to customers in cyclical industries, which are subject to significant downturns that could materially adversely affect our business, financial condition and operating results.

We sell products to customers in cyclical industries, which have experienced economic and industry downturns. These markets for our electronic components and sensors and EMS products have softened in the past and may again soften in the future. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near term. We cannot predict whether we will achieve profitability in future periods.

Deterioration of revenues and earnings, beyond current levels, could have a negative effect on our business, financial condition and operating results. This could also have a negative effect on the price of our common stock and could also make it difficult for us to service our debt. Violation of the covenants in our credit facility could require substantial fees to our banks until the violation is corrected. In the event the violation cannot be corrected, all of the indebtedness under our credit facility, our convertible subordinated notes, as well as certain other indebtedness, may be accelerated. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Because we derive a substantial portion of our revenues from customers in the automotive, computer and communications industries, we are susceptible to trends and factors affecting those industries as well as the success of our customers' products.

Net sales to the automotive, computer and communications industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for products also negatively affect our business, financial condition and operating results. Any adverse occurrence, including industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers' production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could materially adversely affect our business, financial condition and operating results. For example, the trend toward consolidation in the computer and communications industries could result in a lower level of acceptance of our products, reduced product requirements, purchasing delays by combined entities or the loss of one or more customers. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates.

Our customers are primarily OEMs in the automotive, computer and communications industries. Our future sales are dependent on the success of our customers. Our customers may discontinue or modify their products containing products that we manufacture or develop products requiring new manufacturing processes. In addition, the computer and communications industries are subject to rapid technological change and changes in demand for our products. If our customers are unable to develop products that keep pace with the changing technological environment, our customers' products could lose market acceptance, and the demand for our products could decline significantly. If we are unable to offer technologically advanced, easily adaptable and cost-effective products in response to changing customer requirements, demand for our products will decline.

Products we manufacture may contain design or manufacturing defects that could result in reduced demand for our products or services and liability claims against us.

Despite our quality control and quality assurance efforts, defects may occur in the products we manufacture due to design or manufacturing errors or component failure. Product defects may result in delayed shipments and reduced demand for our products. We may be subject to increased costs due to warranty claims on defective products. Product defects may result in product liability claims against us where defects cause, or are alleged to cause, property damage, bodily injury or death. We may be required to participate in a recall involving products which are, or are alleged to be, defective. We carry insurance for certain legal matters involving product liability, however, we do not have coverage for all costs related to product defects and the costs of such claims, including costs of defense and settlement, may exceed our available coverage.

We are exposed to fluctuations in foreign currency exchange rates that have adversely affected, and may continue to adversely affect, our business, financial condition and operating results.

We transact business in various foreign countries. We present our consolidated financial statements in U.S. dollars, but a portion of our revenues and expenditures are transacted in other currencies. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm our business, financial condition and operating results. Furthermore, to the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers. For example, our EMS business located in the United Kingdom sells primarily in U.S. dollars while most of the operating expenses and some material purchases are made in UK pound sterling. Accordingly, when the U.S. dollar weakens against the UK pound sterling, our EMS segment operating results generally worsen. We also manufacture products in China, most of which are sold in U.S. dollars. An appreciation of the Chinese RMB against the U.S. dollar would increase our expenses when translated into U.S. dollars.

Our operating results vary significantly from period to period.

We experience fluctuations in our operating results. Some of the principal factors that contribute to these fluctuations are: changes in demand for our products; our effectiveness in managing manufacturing processes, costs and timing of our component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs; the degree to which we are able to utilize our available manufacturing capacity; changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules; general economic and served industry conditions; local conditions and events that may affect our production volumes, such as labor conditions and political instability.

In addition, due to the significant differences in the operating income margins in our two reporting segments, the mix of sales between our Components and Sensors segment and our EMS segment affect our operating results from period to period. In addition, although our restructuring activities and relocation of some of our manufacturing operations to Asia should result in improved operating income margins in our Components and Sensors segment, we can provide no assurances that this will occur.

We face risks relating to our international operations.

Because we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including: political and economic instability in countries in which our products are manufactured; expropriation or the imposition of government controls; changes in government regulations; export license requirements; trade restrictions; earnings expatriation restrictions; exposure to different legal standards; less favorable intellectual property laws; health conditions and standards; currency controls; fluctuations in exchange rates; increases in the duties and taxes we pay; high levels of inflation or deflation; greater difficulty in collecting accounts receivable and longer payment cycles; changes in labor conditions and difficulties in staffing and managing our international operations; limitations on insurance coverage against geopolitical risks, natural disasters and business operations; communication among and management of international operations. In addition, these same factors may also place us at a competitive disadvantage to some of our foreign competitors.

To respond to competitive pressures and customer requirements, we may further expand internationally at low cost locations, particularly in Asia. If we continue to expand in these locations, we may incur additional capital expenditures. We cannot assure you that we will realize the anticipated strategic benefits of our international operations or that our international operations will contribute positively to, and not adversely affect, our business, financial condition and operating results.

Furthermore, because a significant portion of our products are manufactured in Asia, including China and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, such as Severe Acute Respiratory Syndrome (SARS), or natural disasters, such as earthquakes, could have a material adverse effect on our business, financial condition and operating results. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products made in or imported into their country that are not widely shared, some of our customers may suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards or disrupt cross-border manufacturing partnerships, which, in each case, could materially adversely affect our business, financial condition and operating results.

We may further restructure our operations, which may materially adversely affect our business, financial condition and operating results.

In November 2007, we announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007. The realignment is intended to create synergies by further enhancing our shared services model to include manufacturing support functions at our locations that serve more than one business. As of December 31, 2007, the realignment plans were substantially complete, with all expected charges recorded.

We may incur additional restructuring and impairment charges in the future if circumstances warrant. If we restructure our operations in the future and are unsuccessful in implementing restructuring plans, we may experience disruptions in our operations and higher ongoing costs, which may materially adversely affect our business, financial condition and operating results.

We may explore acquisitions that complement or expand our business as well as divestitures of various business operations. We may not be able to complete these transactions and these transactions, if executed, pose significant risks and may materially adversely affect our business, financial condition and operating results.

We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding these opportunities or, if we do identify these opportunities, we may not be able to complete the transactions for reasons including a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including: the diversion of management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture; possible adverse effects on our operating results during the integration process; difficulties managing and integrating operations in geographically dispersed locations; increases in our expenses and working capital requirements, which reduce our return on invested capital; exposure to unanticipated liabilities of acquired companies; and our possible inability to achieve the intended objectives of the transaction. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

We have in the past, and may in the future, consider divesting certain business operations. Divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of operations in the affected business. Failure to timely complete a divestiture or to consummate a divestiture may negatively affect valuation of the affected business or result in restructuring charges.

If we are unable to protect our intellectual property or we infringe, or are alleged to infringe, on another person's intellectual property, our business, financial condition and operating results could be materially adversely affected.

The success of our business depends, in part, upon our ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. In addition, the laws of some foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, there can be no assurance that these efforts will be successful. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our technology, cause us to lose sales or otherwise harm our business.

We believe that patents will continue to play an important role in our business. However, there can be no assurance that we will be successful in securing patents for claims in any pending patent application or that any issued patent will provide us with any competitive advantage. We also cannot provide assurance that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect our ability to do business.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringed on their intellectual property. These claims and any resulting lawsuit could subject us to liability for damages and invalidate our intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, we may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. We may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case we may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect us even if we are successful in the litigation.

We may experience shortages and increased costs of raw material and required electronic components.

In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of our components and sensors and certain electronic components purchased by us and incorporated into assemblies and subassemblies.

Unanticipated raw material or electronic component shortages may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a shortfall in revenue, increase our costs and adversely affect our relationship with affected customers and our reputation as a reliable service provider. We may be required to pay higher prices for raw materials or electronic components in short supply and order these raw materials or electronic components in greater quantities to compensate for variable delivery times. We may also be required to pay higher prices for raw materials or electronic components due to inflationary trends regardless of supply. As a result, raw material or electronic component shortages and price increases could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased costs.

Loss of our key management and other personnel, or an inability to attract key management and other personnel, could materially affect our business.

We depend on our senior executive officers and other key personnel to run our business. We do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

We are subject to a variety of environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. If we violate environmental laws or regulations, we could be held liable for substantial fines, damages, and costs of remedial actions. Our environmental permits could also be revoked or modified, which could require us to cease or limit production at one or more of our facilities, thereby materially adversely affecting our business, financial condition and operating results. Environmental laws and requirements, including environmental laws in the European Union and other foreign jurisdictions, have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect our business, financial condition and operating results.

In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws and requirements, we may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from our operations have been stored, treated or disposed of. We may also be subject to exposure for such costs at sites that we currently own or operate or formerly owned or operated. Such exposure may be joint and several, so that we may be held responsible for more than our share of the contamination or even for the entire contamination.

We have been notified by the Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that we are or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by us, as well as several sites that we own. Although we estimate our potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserves for such matters, we cannot assure you that our reserves will be sufficient to cover the actual costs that we incur as a result of these matters. We also cannot assure you that additional contamination will not be found in the future, either at sites currently known to us or at other sites. Any liability we may have for such matters could materially adversely affect our business, financial condition and operating results.

Our indebtedness may adversely affect our financial health.

As of December 31, 2007, our debt balance was $72.0 million, consisting of $60.0 million of 2.125% convertible senior subordinated notes and $12.0 million of borrowings under our revolving credit facility. The level of our indebtedness could, among other things: increase our vulnerability to general economic and industry conditions, including recessions; require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage compared to competitors that have less indebtedness; limit our ability to borrow additional funds that may be needed to operate and expand our business.

Anti-takeover provisions could delay, deter or prevent a change in control of CTS even if the change in control would be beneficial to CTS shareholders.

We are an Indiana corporation subject to Indiana state law. Some provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting CTS. One statutory provision prohibits, except under specified circumstances, us from engaging in any mergers, sale of assets, recapitalizations and reverse stock splits with any shareholder who owns 10% or more of CTS common stock or any affiliate of the shareholder. Also, provisions in our articles of incorporation, bylaws, and other agreements to which we are a party could delay, deter or prevent a change in control of CTS, even if a change in control would be beneficial to shareholders. We have opted out of Indiana's "control share acquisition" provisions, which restrict the voting rights of shares acquired in transactions which cause the beneficial owner of the shares to exceed specified ownership thresholds. We could, however, by action of our board of directors, elect to have those provisions apply.

In addition, we have a shareholder rights agreement that under certain circumstances would significantly impair the ability of third parties to acquire control of CTS without prior approval of our board of directors. In addition, our articles of incorporation allow us to issue up to an additional 21.4 million shares of common stock and 25.0 million shares of preferred stock without shareholder approval. CTS' board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of CTS.

Our credit facility and the indenture governing our convertible subordinated notes contain provisions that could materially restrict our business.

Our credit facility contains a number of significant covenants that, among other things, limit our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; make capital expenditures; and engage in certain transactions with our subsidiaries and affiliates. Under our credit facility, we are required to meet certain financial ratios. In addition, the indenture governing our 2.125% convertible senior subordinated notes provides for an adjustment of the conversion rate if we pay dividends over a certain amount or make other distributions on capital stock and limits our ability to engage in mergers or consolidations.

The restrictions contained in our credit facility and in the indenture governing our convertible subordinated notes could limit our ability to plan for or react to market conditions or meet capital needs or could otherwise restrict our activities or business plans. These restrictions could adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in our interests.

Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could result in an event of default under our credit facility, the indenture governing our convertible subordinated notes, or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further extensions of credit under our credit facility. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

Ineffective internal controls over financial reporting may harm our business in the future.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 25, 2008, we had manufacturing facilities, administrative, research and development and sales offices in the following locations.

Manufacturing Facilities	Square Footage	Owned/Leased	Segment
Albuquerque, New Mexico	91,000	Leased	Components and Sensors
Ayutthya, Thailand	40,000	Owned[1]	EMS
Burbank, California	9,200	Owned	Components and Sensors
Burbank, California	2,900	Leased	Components and Sensors
Elkhart, Indiana	319,000	Owned	Components and Sensors
Glasgow, Scotland	75,000	Owned	Components and Sensors and EMS
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Kaohsiung, Taiwan	133,000	Owned[2]	Components and Sensors
Londonderry, New Hampshire	83,000	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors
Moorpark, California	115,538	Leased	EMS
Nogales, Mexico	67,000	Leased	Components and Sensors
Ostrava, Czech Republic	60,000	Leased	Components and Sensors
Santa Clara, California	44,685	Leased	EMS
Singapore	159,000	Owned[3]	Components and Sensors and EMS
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	225,000	Owned[4]	Components and Sensors and EMS
Tianjin, China	41,119	Leased	EMS
Tucson, Arizona	48,000	Owned	Components and Sensors
Zhongshan, China	72,428	Leased	Components and Sensors
Total manufacturing	1,785,870		

(1) The land and building are collateral for a credit facility.

(2) Ground lease through 2017; restrictions on use and transfer apply.

(3) Ground lease through 2039; restrictions on use and transfer apply.

(4) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

Non-Manufacturing Facilities	Square Footage	Owned/Leased	Description	Segment
Berne, Indiana	249,000	Owned	Leased to tenant	Components and Sensors
Bloomingdale, Illinois	110,000	Leased	Administrative offices and research	Components and Sensors
Brownsville, Texas	85,000	Owned	Idle facility/partially sublet	Components and Sensors
Kowloon, Hong Kong	800	Leased	Sales office	Components and Sensors
Decatur, Indiana	1,200	Leased	Administrative/sales office	Components and Sensors
Elkhart, Indiana	93,000	Owned	Administrative offices and research	Components and Sensors and EMS
Marlborough, Massachusetts	69,376	Leased	Idle facility	EMS
Poway, California	45,000	Leased	Sublet to tenant	EMS
Sandwich, Illinois	94,000	Owned	Idle facility	Components and Sensors
Shanghai, China	1,708	Leased	Sales office	Components and Sensors
Southfield, Michigan	1,700	Leased	Sales office	Components and Sensors
Taipei, Taiwan	1,420	Leased	Sales office	Components and Sensors
Nagoya, Japan	785	Leased	Sales office	Components and Sensors
West Lafayette, Indiana	102,500	Owned	Idle facility	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales office	Components and Sensors
Total non-manufacturing	856,889			

We regularly assess the adequacy of our manufacturing facilities for manufacturing capacity, available labor, and location to our markets and major customers. Management believes our manufacturing facilities are suitable and adequate, and have sufficient capacity to meet our current needs. The extent of utilization varies from plant to plant and with general economic conditions. We also review the operating costs of our facilities and may from time-to-time relocate or move a portion of our manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow.

Item 3. Legal Proceedings

Certain processes in the manufacture of our current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. We have been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that we are or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, we have an ongoing practice of providing reserves for probable remediation activities at certain of our manufacturing locations and for claims and proceedings against us with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

Certain claims are pending against us with respect to matters arising out of the ordinary conduct of our business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect our consolidated financial position, results of operations, or cash flows.

We have been informed that the SEC is conducting an informal inquiry relating to the accounting misstatements of our Moorpark and Santa Clara, California manufacturing facilities. We are in full cooperation with the SEC in its inquiry.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2007, no matter was submitted to a vote of our security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The principal market for CTS common stock is the New York Stock Exchange which trades under the symbol "CTS." On February 25, 2008, there were approximately 1,574 common shareholders of record.

Our current practice is to pay quarterly dividends at the rate of $0.03 per share, or an annual rate of $0.12 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS, and any other factors considered relevant by the Board of Directors.

Per Share Data
(Unaudited)

	High(3)	Low(3)	Dividends Declared	Net Earnings Basic	Net Earnings Diluted
2007					
4th quarter	**$13.84**	**$ 9.87**	**$0.03**	**$0.22**	**$0.20**
3rd quarter	**13.90**	**12.11**	**0.03**	**0.22**	**0.20**
2nd quarter	**13.98**	**11.74**	**0.03**	**0.16**	**0.15**
1st quarter	**16.33**	**12.58**	**0.03**	**0.11**	**0.11**
2006					
4th quarter(1)	**$16.23**	**$13.55**	**$0.03**	**$0.21**	**$0.20**
3rd quarter(2)	**15.00**	**13.35**	**0.03**	**0.17**	**0.16**
2nd quarter	**14.89**	**12.26**	**0.03**	**0.15**	**0.14**
1st quarter	**13.38**	**11.06**	**0.03**	**0.14**	**0.13**

(1) The fourth quarter of 2006 reflects a reduction in the effective tax rate from 24.1% to 21.1%. The reduction was primarily due to an increased percentage of profits reported in lower-tax foreign jurisdictions.

(2) The third quarter of 2006 includes a pre-tax gain of $0.7 million, or $0.6 million after-tax and $0.07 per diluted share, relating to the sale/leaseback of our Albuquerque building.

(3) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

The following table summarizes the repurchase of CTS common stock made by the Company during the three months ended December 31, 2007:

	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of plans or program	(d) Maximum number of shares that may yet be purchased under the plans or programs(1)
				1,692,300
October 1, 2007-October 28, 2007	135,000	$13.40	135,000	1,557,300
October 29, 2007-November 25, 2007	367,500	11.84	367,500	1,189,800
November 26, 2007-December 31, 2007	500,000	10.52	500,000	689,800
	1,002,500	11.39	1,002,500	

(1) In June 2007, CTS' Board of Directors authorized a program to repurchase up to two million shares of its common stock in the open market. The authorization expires June 30, 2009.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands of dollars except per share and other data)

	2007	% of Sales	2006	% of Sales	2005	% of Sales	2004	% of Sales	2003	% of Sales
Summary of Operations										
Net sales	$ 685,945	100.0	$ 655,614	100.0	$ 617,484	100.0	$ 531,316	100.0	$ 462,987	100.0
Cost of goods sold	553,253	80.7	534,784	81.6	497,270	80.5	421,560	79.3	366,275	79.1
Selling, general and administrative expenses[1]	78,957	11.5	67,720	10.3	64,812	10.5	61,174	11.5	54,390	11.8
Research and development expenses	15,896	2.3	15,873	2.4	17,092	2.8	19,063	3.6	21,476	4.6
Amortization of intangible assets	3,121	0.5	3,193	0.5	3,443	0.6	2,311	0.4	2,467	0.5
Loss/(gain) on asset sales	42	0.1	(2,142)	(0.3)	(3,065)	(0.5)	(3,920)	(0.7)	—	—
Restructuring and impairment charges	2,401	0.4	3,368	0.5	—	—	—	—	4,563	1.0
Operating earnings	32,275	4.7	32,818	5.0	37,932	6.1	31,128	5.9	13,816	3.0
Other income/(expense) — net	200	0.1	(2,152)	(0.3)	(4,936)	(0.8)	(5,211)	(1.0)	(7,568)	(1.6)
Earnings before income taxes	32,475	4.7	30,666	4.7	32,996	5.3	25,917	4.9	6,248	1.4
Income tax expense (benefit)	7,063	1.0	6,469	1.0	12,240	2.0	5,961	1.1	(6,327)	(1.3)
Net earnings	25,412	3.7	24,197	3.7	20,756	3.3	19,956	3.8	12,575	2.7
Retained earnings — beginning of year	315,370		295,478		279,064		263,430		255,085	
Dividends declared	(4,234)		(4,305)		(4,342)		(4,322)		(4,230)	
Retained earnings — end of year	$ 336,548		$ 315,370		$ 295,478		$ 279,064		$ 263,430	
Net earnings (loss) per share:										
Basic:	$ 0.72		$ 0.68		$ 0.57		$ 0.56		$ 0.36	
Diluted:	$ 0.66		$ 0.63		$ 0.53		$ 0.53		$ 0.36	
Average basic shares outstanding (000's)	35,498		35,826		36,307		35,910		34,723	
Average diluted shares outstanding (000's)	39,970		40,228		40,960		38,893		34,989	
Cash dividends per share	$ 0.12		$ 0.12		$ 0.12		$ 0.12		$ 0.12	
Capital expenditures	16,058		15,787		15,009		12,711		9,044	
Depreciation and amortization	22,818		24,896		27,059		26,082		33,605	
Financial Position at Year End										
Current assets	$ 250,840		$ 227,620		$ 179,716		$ 204,146		$ 164,766	
Current liabilities	128,919		125,681		121,323		102,961		95,689	
Current ratio	1.9 to 1		1.8 to 1		1.5 to 1		2.0 to 1		1.7 to 1	
Working capital	$ 121,921		$ 101,939		$ 58,393		$ 101,185		$ 69,077	
Inventories, net	73,778		60,543		60,629		42,734		31,925	
Net property, plant and equipment	92,825		96,468		109,653		112,495		122,481	
Total assets	543,692		527,833		533,829		522,177		482,250	
Short-term notes payable	1,000		5,425		13,299		3,311		—	
Long-term debt	72,000		60,821		68,457		94,150		75,880	
Long-term obligations, including long-term debt	90,526		83,315		84,577		105,669		87,013	
Shareholders' equity	324,247		319,023		328,093		310,704		294,191	
Common shares outstanding (000's)	34,313		35,823		35,859		35,909		36,067	
Equity (book value) per share	$ 9.45		$ 8.91		$ 9.16		$ 8.65		$ 8.16	
Stock price range	$16.33-9.87		$16.23-11.06		$14.10-10.13		$15.85-9.90		$14.94-4.90	

(1) Excludes amortization of intangible assets

Certain acquisitions, divestitures, closures of operations or product lines, and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity, and capital resources for the three previous years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2005-2007)" included in the 2007 Annual Report and incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Interest Rate Risk

We are exposed to the changes in interest rates on our floating rate revolving credit facility. At December 31, 2007 and 2006, there was $12.0 million and $0.0 million, respectively, outstanding under this facility. As of December 31, 2007 and 2006, we did not have any outstanding interest rate swap or cap agreements. See Note G, "Debt" to our consolidated financial statements for components of our long-term debt.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risks. Our significant foreign subsidiaries are located in Canada, China, Czech Republic, Scotland, Singapore, Taiwan and Thailand. We have a "netting" policy where subsidiaries pay all intercompany balances within sixty days. As of December 31, 2007, we did not have any outstanding foreign currency forward exchange contracts.

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movements on non-U.S. dollar denominated assets and liabilities and collectibility of accounts receivable.

Commodity Price Risk

Many of our products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price increases for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market.

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements meeting the requirements of Regulation S-X, and the "Report of our Independent Registered Public Accounting Firm," appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15 (a)(1) and (2), and are included in the 2007 Annual Report and incorporated herein by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Pursuant to Rule 13a-15(e) of the Securities and Exchange Act of 1934, management, under the direction of CTS' Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures. Based on such evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

There was no change in internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's annual report on internal control over financial reporting and the attestation report of our independent registered public accounting firm on our internal control over financial reporting are incorporated by reference to page S-2 of this Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 11. Executive Compensation

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 13. Certain Relationships, Related Transactions, and Director Independence

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a) (3) Exhibits

All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS Corporation, File No. 1-4639.

(2) Agreement and Plan of Merger dated November 16, 2004 by and among SMTEK International, Inc., Cardinal Acquisition, Inc. and CTS Corporation (incorporated by reference to the Exhibit 2.1 to the Current Report on Form 8-K dated November 17, 2004, filed with the Commission on November 17, 2004).

(3) (i) Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K, filed with the Commission on September 1, 1998).

(3) (ii) Bylaws (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed with the Commission on September 1, 1998).

(10) (a) Employment Agreement, dated as of October 1, 2006, between the Company and Donald K. Schwanz, including Individual Excess Benefit Retirement Plan (incorporated by reference to Exhibit (10)(a) to the Current Report on Form 8-K filed with the Commission on December 8, 2006).*

(10) (b) Prototype officers and directors indemnification agreement (incorporated by reference to Exhibit (10)(g) to the Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 21, 1996).

(10) (c) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, approved by the shareholders on April 28, 1989, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10)(e) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the Commission on August 12, 1997).*

(10) (d) CTS Corporation 1996 Stock Option Plan, approved by the shareholders on April 26, 1996, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10)(f) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the Commission on August 12, 1997).*

(10) (e) CTS Corporation 2001 Stock Option Plan, approved by the shareholders on March 9, 2001 (incorporated by reference to Exhibit (10)(c) to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Commission on April 27, 2001).*

(10) (f) Rights Agreement between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.) dated August 28,1998 (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed with the Commission on September 1, 1998).

(10) (g) Amendment No. 1, dated as of October 15, 2001, to the Rights Agreement dated as of August 28, 1998, between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.) (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on April 29, 2002).

(10) (h) Amendment No. 2, dated as of April 22, 2002, to the Rights Agreement, dated as of August 28, 1998, between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.), as amended on October 15, 2001 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on April 29, 2002).

(10) (i) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the Commission on April 23, 2003).*

(10) (j) Amendment dated as of December 1, 2004, to the CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(j) to the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission on March 4, 2005).

(10) (k) Prototype Severance Agreements between CTS Corporation and its officers, general managers and managing directors (incorporated by reference to Exhibit (10)(k) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on February 14, 2003).*

(10) (l) CTS Corporation Management Incentive Plan approved by the shareholders on May 1, 2002 (incorporated by reference to Appendix A to the Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Commission on March 18, 2002).*

(10) (m) CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on February 14, 2003).*

(10) (n) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the Commission on July 25, 2003).*

(10) (o) CTS Corporation 2003 Excess Benefit Retirement Plan, as adopted effective July 1, 2003 and as amended effective June 1, 2004 (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on February 22, 2006).*

(10) (p) Purchase Agreement dated May 5, 2004 by and between CTS Corporation and Bear Stearns & Co. Inc., as Initial Purchaser (incorporated by reference to the Exhibit 1.1 to the Current Report on Form 8-K dated May 18, 2004, filed with the Commission on May 19, 2004).

(10) (q) Indenture dated as of May 11, 2004 by and between CTS Corporation and Wells Fargo Bank, N.A. as Trustee (incorporated by reference to the Exhibit 1.1 to the Current Report on Form 8-K dated May 18, 2004, filed with the Commission on May 19, 2004).

(10) (r) CTS Corporation 2004 Omnibus Long-term Incentive Plan and Incentive Stock Option Agreement (incorporated by reference to the Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed with the Commission on October 19, 2004).*

(10) (s) Employment Agreement effective as of July 2, 2007, between the Company and Vinod M. Khilnani, (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K dated June 14, 2007 and filed with the Commission on June 15, 2007).*

(10) (t) Prototype Named Executive Officer Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, filed with the Commission on July 27, 2006.)*

(10) (u) CTS Corporation 2001 Stock Option Plan: Employee Stock Option Agreement, dated October 1, 2001, as amended December 15, 2005.*

(10) (v) Prototype Executive Officer RSU Supplemental Agreement (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, filed with the Commission on July 27, 2006).*

(10) (w) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(q) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on February 22, 2006).*

(10) (x) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed with the Commission on April 26, 2006).*

(10) (y) Credit Agreement dated as of June 27, 2006 by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K filed with the Commission on June 29, 2006).

(10) (z) First Amendment and Waiver to Credit Agreement (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K dated March 13, 2007 and filed with the Commission on March 16, 2007).

(10) (aa) Amendment No. 1 to the CTS Corporation 2004 Omnibus Long-term Incentive Plan.*

(10) (bb) Prototype Non-employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10(aa) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Commission on February 22, 2006).*

10 (cc) CTS Corporation Management Incentive Plan approved by the shareholders on June 28, 2007 (incorporated by reference to Appendix A to the Proxy Statement for the 2007 Annual Meeting of Shareholders, filed with the Commission on May 24, 2007).*

10 (dd) Performance Share Agreement between CTS Corporation and Vinod M. Khilnani, dated August 1, 2007 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Commission on October 24, 2007).*

10 (ee) Amendment to Employment Agreement between CTS Corporation and Donald K. Schwanz, dated September 12, 2007 (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Commission on October 24, 2007)*

10 (ff) Amendment to CTS Corporation Individual Excess Benefit Retirement Plan between CTS Corporation and Donald K. Schwanz, dated September 12, 2007 (incorporated by reference to Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Commission on October 24, 2007)*

10 (gg) Prototype Individual Excess Benefit Retirement Plan (incorporated by reference to Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Commission on October 24, 2007).

10 (hh) Prototype Change in Control Agreement first reported on Current Report Form 8-K on December 5, 2007, and attached herewith*

10 (ii) Amendment to Employment Agreement between CTS Corporation and Mr. Khilnani dated December 3, 2007, as attached herewith*

(13) Portions of the 2007 Annual Report to shareholders incorporated herein.

(21) Subsidiaries.

(23) (a) Consent of Grant Thornton LLP.

(31) (a) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31) (b) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) (a) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32) (b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* *Management contract or compensatory plan or arrangement.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: February 28, 2008

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 28, 2008

By: */s/ Vinod M. Khilnani*
Vinod M. Khilnani
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 28, 2008

By: */s/ Roger R. Hemminghaus*
Roger R. Hemminghaus
Chairman of the Board

Date: February 28, 2008

By: */s/ Walter S. Catlow*
Walter S. Catlow
Director

Date: February 28, 2008

By: */s/ Lawrence J. Ciancia*
Lawrence J. Ciancia
Director

Date: February 28, 2008

By: */s/ Thomas G. Cody*
Thomas G. Cody
Director

Date: February 28, 2008

By: */s/ Gerald H. Frieling, Jr.*
Gerald H. Frieling, Jr.
Director

Date: February 28, 2008

By: */s/ Michael A. Henning*
Michael A. Henning
Director

Date: February 28, 2008

By: */s/ Robert A. Profusek*
Robert A. Profusek
Director

Date: February 28, 2008	By: */s/ Patricia K. Collawn* Patricia K. Collawn Director
Date: February 28, 2008	By: */s/ Donna L. Belusar* Donna L. Belusar Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Date: February 28, 2008	By: */s/ Thomas A. Kroll* Thomas A. Kroll Vice President and Controller (Principal Accounting Officer)

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (c)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2007 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

Consolidated Statements of Earnings — Years ended December 31, 2007, December 31, 2006, and December 31, 2005

Consolidated Balance Sheets — December 31, 2007 and December 31, 2006

Consolidated Statements of Cash Flows — Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Schedule II — Valuation and Qualifying Accounts

Notes to consolidated financial statements

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

CTS' management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including CTS' Chief Executive Officer and Chief Financial Officer, CTS conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management reviewed, among other things, the internal control deficiencies identified as a material weakness in its previous Report on Internal Control Over Financial Reporting and determined that the previously identified control deficiencies have been resolved and that our internal control over financial reporting was effective as of December 31, 2007.

CTS Corporation
Elkhart, Indiana
February 28, 2008

/s/ Vinod M. Khilnani
Vinod M. Khilnani
President and Chief Executive Officer

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders equity, and cash flows for the three years in the period ended December 31, 2007. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II — Valuation and Qualifying Accounts and Reserves as of December 31, 2007 and 2006. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note J to the consolidated financial statements, the Company has adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" as of January 1, 2007.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

/s/ Grant Thornton LLP

Chicago, Illinois

February 27, 2008

EXHIBIT (10)(hh)

SEVERANCE AGREEMENT

This SEVERANCE AGREEMENT (this "Agreement"), dated as of December 5, 2007, is made and entered by and between CTS Corporation, an Indiana corporation (the "Company"), and _______ (the "Executive").[1]

WITNESSETH:

WHEREAS, the Executive is a senior executive or a key employee of the Company or one or more of its Subsidiaries and has made and is expected to continue to make major contributions to the short- and long-term profitability, growth and financial strength of the Company;

WHEREAS, the Company recognizes that, as is the case for most publicly held companies, the possibility of a Change in Control (as defined below) exists;

WHEREAS, the Company desires to assure itself of both present and future continuity of management and desires to establish certain minimum severance benefits for certain of its senior executives and key employees, including the Executive, applicable in the event of a Change in Control;

WHEREAS, the Company wishes to ensure that its senior executives and key employees are not practically disabled from discharging their duties in respect of a proposed or actual transaction involving a Change in Control;

WHEREAS, the Company desires to provide additional inducement for the Executive to continue to remain in the ongoing employ of the Company; and

[WHEREAS, the Company and the Executive previously entered into a Severance Agreement dated as of (the "Prior Agreement"), and wish to amend and completely restate the Prior Agreement as set forth below.]

NOW, THEREFORE, the Company and the Executive agree as follows:

1. *Certain Defined Terms.* In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

(a) *"Base Pay"* means the Executive's annual base salary at a rate not less than the Executive's annual fixed or base compensation as in effect for the Executive immediately prior to the occurrence of a Change in Control or such higher rate as may be determined from time to time by the Board or a committee thereof.

(b) *"Board"* means the Board of Directors of the Company.

(c) *"Cause"* means that, prior to any termination pursuant to Section 3(b), the Executive:

(i) has been convicted of a criminal violation involving fraud, embezzlement or theft in connection with his duties or in the course of his employment with the Company or any Subsidiary;

(ii) has intentionally and wrongfully damaged property of the Company or any Subsidiary;

(iii) has intentionally and wrongfully disclosed secret processes, trade secrets or confidential information of the Company or any Subsidiary; or

(iv) has intentionally and wrongfully engaged in any Competitive Activity;

and any such act has been demonstrably and materially harmful to the Company. For purposes of this Agreement, no act or failure to act on the part of the Executive will be deemed to be "intentional" if it was due primarily to an error in judgment or negligence, and will be deemed to be "intentional" only if done or omitted to be done by the Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, the Executive will not be deemed to have been terminated for "Cause" hereunder unless and until there is delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the Board then in office at a meeting of the Board called and held for such purpose, after reasonable notice to the Executive and an opportunity for the Executive, together with his counsel (if the Executive chooses to have counsel present at such meeting), to be heard before the Board, finding that, in the good faith opinion of the Board, the Executive committed an act constituting "Cause" as herein defined and specifying the particulars thereof in detail. Nothing herein will limit the right of the Executive or his beneficiaries to contest the validity or propriety of any such determination.

(d) *"Change in Control"* means the occurrence during the Term of any of the following events:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of aggregate beneficial ownership (within the meaning of Rule 13d-3

[1] Two different "tiers" of Executives will be eligible to enter into Severance Agreements, with each tier providing for different levels of severance benefits.

promulgated under the Exchange Act) of 25% or more of the combined voting power of the then outstanding Voting Stock of the Company (including, for this purpose, any Voting Stock of the Company acquired prior to the Term); provided, however, that for purposes of this Section 1(d)(i), the following will not be deemed to result in a Change in Control: (A) any acquisition of Voting Stock of the Company directly from the Company that is approved by the Incumbent Board (as defined below), (B) any acquisition of Voting Stock of the Company by the Company or any Subsidiary and any change in the percentage ownership of Voting Stock of the Company that results from such acquisition, (C) any acquisition of Voting Stock of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (D) any acquisition of Voting Stock of the Company by any Person pursuant to a Business Combination that complies with clauses (I), (II) and (III) of Section 1(d)(iii); or

(ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) will be deemed to have been a member of the Incumbent Board, but excluding, for this purpose, any such individual becoming a Director as a result of an actual or threatened election contest (as described in Rule 14a-12(c) of the Exchange Act) with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (collectively, an "Election Contest"); or

(iii) consummation of (A) a reorganization, merger or consolidation of the Company, or (B) a sale or other disposition of all or substantially all of the assets of the Company, (such reorganization, merger, consolidation or sale each, a "Business Combination"), unless, in each case, immediately following such Business Combination, (I) all or substantially all of the individuals and entities who were the beneficial owners of Voting Stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 75% of the then outstanding shares of common stock and the combined voting power of the then outstanding Voting Stock of the Company entitled to vote generally in the election of Directors of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (II) no Person (other than the Company, such entity resulting from such Business Combination, or any employee benefit plan (or related trust) sponsored or maintained by the Company, any Subsidiary or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 15% or more of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination, and (III) at least a majority of the members of the Board of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that complies with clauses (I), (II) and (III) of Section 1(d)(iii).

(e) *"Code"* means the Internal Revenue Code of 1986, as amended.

(f) *"Competitive Activity"* means the Executive's participation, without the written consent of an officer of the Company, in the management of any business enterprise if such enterprise engages in substantial and direct competition with the Company and such enterprise's sales of any product or service competitive with any product or service of the Company amounted to 25% of such enterprise's net sales for its most recently completed fiscal year and if the Company's net sales of said product or service amounted to 25% of the Company's net sales for its most recently completed fiscal year. "Competitive Activity" does not include (i) the mere ownership of securities in any such enterprise and the exercise of rights appurtenant thereto or (ii) participation in the management of any such enterprise other than in connection with the competitive operations of such enterprise.

(g) *"Employee Benefits"* means the perquisites, benefits and service credit for benefits as provided under any and all employee benefit, including retirement income and welfare benefit, policies, plans, programs or arrangements in which the Executive is entitled to participate, including without limitation any stock option, performance share, performance unit, stock purchase, stock appreciation, restricted stock, savings, pension, supplemental executive retirement, or other retirement income or welfare benefit, deferred compensation, incentive compensation, group or other life, health, medical/hospital or other insurance (whether funded by actual insurance or self-insured by the Company), disability, salary continuation, expense reimbursement and other employee benefit policies, plans, programs or arrangements that may now exist or any equivalent successor policies, plans, programs or arrangements that may be adopted hereafter by the Company, providing perquisites, benefits and service credit for benefits at least as great in the aggregate as are payable thereunder prior to a Change in Control.

(h) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(i) *"Incentive Pay"* means an annual amount equal to not less than the greater of: (i) the average aggregate annual bonus, incentive or other payments of cash compensation, in addition to Base Pay, made or to be made in regard to services rendered during the three consecutive fiscal years immediately preceding the fiscal year in which the Change in Control occurred pursuant to any bonus, incentive, profit-sharing, performance, discretionary pay or similar agreement, policy, plan, program or arrangement (whether or not funded) of the Company, or any successor thereto (including, without limitation, any matching cash payment made with respect to restricted stock awards vesting during such three-year period), providing benefits at least as great as the benefits payable thereunder prior to a Change in Control or (ii) the Target Annual Incentive Pay. "Target Annual Incentive Pay" means the target incentive pay for the Executive's position as set forth in the CTS Corporation Management Incentive Plan for the fiscal year in which the Change in Control occurred (without regard to any amendment to such Plan made subsequent to a Change in Control which adversely affects in any manner the benefits or amounts payable thereunder) and calculated with respect to the Executive's Base Pay or, if the Management Incentive Plan is no longer in effect, the target annual cash incentive compensation, in addition to Base Pay, to be paid in regard to services rendered during the fiscal year in which the Change in Control occurred as set forth in the Company's annual budget for such fiscal year.

(j) *"Retirement Plans"* means the [CTS Corporation Pension Plan, the CTS Corporation 1996 Excess Retirement Benefit Plan, the CTS Corporation Retirement Plan, the CTS Corporation Retirement Plan as Adopted by Electromechanical Division, the Retirement Plan for Employees of Dynamics Corporation of America, and the CTS Corporation Individual Excess Retirement Benefit Plan with respect to the Executive adopted by the Company as of December 5, 2007,][2] and any successor plan thereto.

(k) *"Separation from Service"* means the Executive's separation from service within the meaning of Section 409A of the Code.

(l) *"Severance Period"* means the period of time commencing on the date of the first occurrence of a Change in Control during the Term and continuing until the earlier of (i) the [TIER 1: third/ TIER 2: second] anniversary of the occurrence of the Change in Control, or (ii) the Executive's death [TIER 1 ONLY:; provided, however, that on each anniversary of the Change in Control, the Severance Period will automatically be extended for an additional year unless, not later than 90 calendar days prior to such anniversary date, either the Company or the Executive gives written notice to the other that the Severance Period is not to be so extended].

(m) *"Specified Employee"* means a specified employee within the meaning of Section 409A of the Code.

(n) *"Subsidiary"* means an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock.

(o) *"Term"* means the period commencing as of the date hereof and expiring as of the later of (i) the close of business on [December 31, 2011], or (ii) the expiration of the Severance Period; provided, however, that, subject to the last sentence of Section 9, if, prior to a Change in Control, the Executive incurs a Separation from Service for any reason, thereupon without further action the Term will be deemed to have expired and this Agreement will immediately terminate and be of no further effect.

(p) *"Voting Stock"* means securities entitled to vote generally in the election of directors.

2. *Operation of Agreement.* This Agreement will be effective and binding immediately upon its execution, but, anything in this Agreement to the contrary notwithstanding, this Agreement will not be operative unless and until a Change in Control occurs. Upon the occurrence of a Change in Control at any time during the Term, without further action, this Agreement will become immediately operative, including without limitation, for purposes of the last sentence of Section 9 notwithstanding that the Term may have theretofore expired.

3. *Separation Following a Change in Control.*

(a) In the event of the occurrence of a Change in Control, the Company may terminate Executive's employment during the Severance Period and, provided such termination of employment constitutes a Separation from Service, the Executive will be entitled to the severance compensation provided by Section 4 unless such Separation is the result of the occurrence of one or more of the following events:

(i) The Executive's death;

[2] Adjust as appropriate for individual executive.

(ii) The Executive becoming permanently disabled within the meaning of, and beginning to actually receive disability benefits pursuant to, the Company's long-term disability plan in effect for, or applicable to, the Executive immediately prior to the Change in Control;

(iii) Cause.

(b) In the event of the occurrence of a Change in Control, the Executive may terminate employment with the Company during the Severance Period upon the occurrence of one or more of the following events (regardless of whether any other reason, other than Cause as hereinabove provided, for such termination exists or has occurred, including without limitation other employment) and, provided such termination of employment constitutes a Separation from Service will be entitled to severance compensation as provided in Section 4:

(i) Failure to elect or reelect or otherwise to maintain the Executive in the office or the position, or a substantially equivalent or better office or position, of or with the Company and/or a Subsidiary, as the case may be, which the Executive held immediately prior to a Change in Control, or the removal of the Executive as a member of the Board of Directors of the Company (or any successor thereto) if the Executive was a Director of the Company immediately prior to the Change in Control;

(ii) (A) A significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position with the Company and any Subsidiary which the Executive held immediately prior to the Change in Control, (B) a reduction in the aggregate of the Executive's Base Pay and Incentive Pay received from the Company and any Subsidiary, or (C) the termination or denial of the Executive's rights to Employee Benefits or a reduction in the scope or value thereof, any of which is not remedied by the Company within 10 calendar days after receipt by the Company of written notice from the Executive of such change, reduction or termination, as the case may be;

(iii) A determination by the Executive (which determination will be conclusive and binding upon the parties hereto provided the determination was made in good faith and, in all events, will be presumed to have been made in good faith unless otherwise shown by the Company by clear and convincing evidence) that a change in circumstances has occurred following a Change in Control, including, without limitation, a change in the scope of the business or other activities for which the Executive was responsible immediately prior to the Change in Control, which has rendered the Executive substantially unable to carry out, has substantially hindered Executive's performance of, or has caused Executive to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities or duties attached to the position held by the Executive immediately prior to the Change in Control, which situation is not remedied within 10 calendar days after written notice to the Company from the Executive of such determination;

(iv) The liquidation, dissolution, merger, consolidation or reorganization of the Company or transfer of all or substantially all of its business and/or assets unless the successor or successors (by liquidation, merger, consolidation, reorganization, transfer or otherwise) to which all or substantially all of its business and/or assets have been transferred (directly or by operation of law) assumed all duties and obligations of the Company under this Agreement pursuant to Section 11(a);

(v) The Company requires the Executive to have his principal location of work changed to any location that is in excess of 35 miles from the location thereof immediately prior to the Change in Control, or requires the Executive to travel away from his office in the course of performing his responsibilities or duties attached to his position at least 20% more (in terms of aggregate days in any calendar year or in any calendar quarter when annualized for purposes of comparison to any prior year) than was required of Executive in any of the three full years immediately prior to the Change in Control without, in either case, his prior written consent;

(vi) Without limiting the generality or effect of the foregoing, any material breach of this Agreement by the Company or any successor thereto which is not remedied by the Company within 10 calendar days after receipt by the Company of written notice from the Executive of such breach; or

(vii) Without limiting the generality or effect of the foregoing, any Change in Control that results in (A) the Company's Voting Stock ceasing to be (x) registered under Section 12 of the Exchange Act or (y) listed on the New York Stock Exchange or (z) authorized for quotation on the Nasdaq National Market System, or (B) the Company no longer being required to file periodic reports with the Securities and Exchange Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, shall be conclusively presumed to give rise to the Executive's right to terminate employment pursuant to subsections (ii) and (iii) of this Section 3(b).

(c) A Separation from Service pursuant to Section 3(a) or Section 3(b) that entitles the Executive to the benefits provided by Section 4 will not affect any rights that the Executive may have pursuant to any agreement, policy, plan, program or arrangement of the Company providing Employee Benefits, which rights will be governed by the terms thereof; provided, however, that if the Executive also becomes entitled to receive severance payments under any employment or severance agreement (other than this Agreement) in existence prior to the date hereof, then the Executive's termination payments under this Agreement shall be reduced by any corresponding payments made to the Executive under such other agreement. [FOR TIER 1 ONLY: For the avoidance of doubt, payments made as reimbursement or for outplacement advice of the type described in Paragraphs (5) and (6) of Annex A to this Agreement shall not be considered as corresponding to severance payments calculated with respect to Base Pay or Incentive Pay, or any multiple thereof.]

4. *Severance Compensation.*

(a) If the Executive incurs a Separation from Service pursuant to Section 3(a) or Section 3(b) that entitles the Executive to severance benefits hereunder, the Company will pay to the Executive (or other Person as appropriate) as severance benefits the appropriate amounts described on Annex A and will continue to provide to the Executive the continuing and other benefits described on Annex A at the times and for the periods described therein.

(b) Without limiting the rights of the Executive at law or in equity, if the Company fails to make any payment or provide any benefit required to be made or provided hereunder on a timely basis, the Company will pay interest on the amount or value thereof at an annualized rate of interest equal to the so-called composite "prime rate" as quoted from time to time during the relevant period in the Midwest Edition of The Wall Street Journal. Any change in such prime rate will be effective on and as of the date of such change.

(c) If the Executive incurs a Separation from Service pursuant to Section 3(a) or Section 3(b) that entitles the Executive to severance benefits hereunder, notwithstanding anything to the contrary contained in this Agreement or in the CTS Corporation Management Incentive Plan, the Company will pay in cash to the Executive a lump sum amount equal to (a) the Executive's target incentive pay for Executive's position under the CTS Corporation Management Incentive Plan for the year in which the Executive's Separation from Service occurs, and (b) prorated on the basis of the ratio of the number of months of the Executive's participation during the applicable performance period to which the incentive pay related to the aggregate number of months in such performance period, taking into account service rendered through the date of the Executive's Separation from Service. Such payment shall be made as soon as practicable but not more than 90 days after the date of the Executive's Separation from Service; provided, however, that if the Executive is a Specified Employee such payment shall be made on the first day of the seventh month following the date of the Executive's Separation from Service.

(d) Notwithstanding anything to the contrary contained in this Agreement or in any applicable plan, program or agreement, immediately upon the occurrence of a Change in Control, all equity awards (including restricted stock awards, stock options and appreciation rights) held by the Executive will become fully vested and any risk of forfeiture and prohibitions or restrictions on transfer pertaining to any restricted shares granted to the Executive will lapse and all stock options held by the Executive will become fully exercisable.

(e) Notwithstanding any provision of this Agreement to the contrary, the parties' respective rights and obligations under this Section 4 and under Sections 5, 7 and 8 will survive any termination or expiration of this Agreement or the Executive's Separation from Service following a Change in Control for any reason whatsoever.

5. [FOR TIER 1 ONLY] *Certain Additional Payments by the Company.*

(a) Anything in this Agreement to the contrary notwithstanding, in the event that this Agreement becomes operative and it is determined (as hereafter provided) that any payment or distribution by the Company or any of its affiliates to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, performance share, performance unit, stock appreciation right or similar right, or the lapse or termination of any restriction on, or the vesting or exercisability of, any of the foregoing (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto) by reason of being considered "contingent on a change in ownership or control" of the Company, within the meaning of Section 280G of the Code (or any successor provision thereto) or to any similar tax imposed by state or local law, or any interest or penalties with respect to such tax (such tax or taxes, together with any such interest and penalties, being hereafter collectively referred to as the "Excise Tax"), the Executive will be entitled to receive an additional payment or payments (collectively, a "Gross-Up Payment"); provided, however, that no Gross-up Payment will be made with respect to the Excise Tax, if any, attributable to (i) any incentive stock option, as defined by Section 422 of the Code ("ISO") granted prior to the execution of this

Agreement, or (ii) any stock appreciation or similar right, whether or not limited, granted in tandem with any ISO described in clause (i). The Gross-Up Payment will be in an amount such that, after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment.

(b) Subject to the provisions of Section 5(f), all determinations required to be made under this Section 5, including whether an Excise Tax is payable by the Executive and the amount of such Excise Tax and whether a Gross-Up Payment is required to be paid by the Company to the Executive and the amount of such Gross-Up Payment, if any, will be made by a nationally recognized accounting firm (the "Accounting Firm") selected by the Executive in his sole discretion. The Executive will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Company and the Executive within 30 calendar days after the date of Executive's Separation from Service, if applicable, and any such other time or times as may be requested by the Company or the Executive. If the Accounting Firm determines that any Excise Tax is payable by the Executive, the Company will pay the required Gross-Up Payment to the Executive within five business days after receipt of such determination and calculations with respect to any Payment to the Executive. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it will, at the same time as it makes such determination, furnish the Company and the Executive an opinion that the Executive has substantial authority not to report any Excise Tax on his federal, state or local income or other tax return. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding applicable state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts or fails to pursue its remedies pursuant to Section 5(f) and the Executive thereafter is required to make a payment of any Excise Tax, the Executive will direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Company and the Executive as promptly as possible. Any such Underpayment will be promptly paid by the Company to, or for the benefit of, the Executive within five business days after receipt of such determination and calculations.

(c) The Company and the Executive will each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or the Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determinations and calculations contemplated by Section 5(b). Any determination by the Accounting Firm as to the amount of the Gross-Up Payment will be binding upon the Company and the Executive.

(d) The federal, state and local income or other tax returns filed by the Executive will be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax payable by the Executive. The Executive will make proper payment of the amount of any Excise Payment, and at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Company, evidencing such payment. If prior to the filing of the Executive's federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, the Executive will, within five business days, pay to the Company the amount of such reduction.

(e) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Section 5(b) will be borne by the Company. If such fees and expenses are initially paid by the Executive, the Company will reimburse the Executive the full amount of such fees and expenses within five business days after receipt from the Executive of a statement therefor and reasonable evidence of his payment thereof.

(f) The Executive will notify the Company in writing of any claim by the Internal Revenue Service or any other taxing authority that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification will be given as promptly as practicable but no later than 10 business days after the Executive actually receives notice of such claim and the Executive will further apprise the Company of the nature of such claim and the date on which such claim is requested to be paid (in each case, to the extent known by the Executive). The Executive will not pay such claim prior to the earlier of (i) the expiration of the 30-calendar-day period following the date on which he gives such notice to the Company and (ii) the date that any payment of amount with respect to such claim is due. If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive will:

(i) provide the Company with any written records or documents in his possession relating to such claim reasonably requested by the Company;

(ii) take such action in connection with contesting such claim as the Company reasonably requests in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Company;

(iii) cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company will bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and will indemnify and hold harmless the Executive, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses pursuant to Section 5(g). Without limiting the foregoing provisions of this Section 5(f), the Company will control all proceedings taken in connection with the contest of any claim contemplated by this Section 5(f) and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided, however, that the Executive may participate therein at his own cost and expense) and may, at its option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company determines; provided, however, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of any such contested claim will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive will be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(g) Notwithstanding any other provision of this Section 5 to the contrary, any Gross-Up Payment, Underpayment or other payment or reimbursement made pursuant to this Section 5 shall be paid or reimbursed no later than December 31st of the year following the year in which the applicable taxes are remitted or, in the case of reimbursement of expenses incurred due to a tax audit or litigation to which there is no remittance of taxes, no later than the end of the year following the year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation in accordance with Treasury Regulation Section 1.409A-3(i)(1)(v).

5. [FOR TIER 2 ONLY] *Limitation on Payments and Benefits.* Notwithstanding any provision of this Agreement to the contrary, if any amount or benefit to be paid or provided under this Agreement would be an "Excess Parachute Payment," within the meaning of Section 280G of the Code (or any successor provision thereto), but for the application of this sentence, then the payments and benefits to be paid or provided under this Agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment; provided, however, that the foregoing reduction will be made only if and to the extent that such reduction would result in an increase in the aggregate payment and benefits to be provided, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Section 4999 of the Code, or any successor provision thereto, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income and employment taxes). Whether requested by the Executive or the Company, the determination of whether any reduction in such payments or benefits to be provided under this Agreement or otherwise is required pursuant to the preceding sentence will be made at the expense of the Company by the Company's independent accountants. The fact that the Executive's right to payments or benefits may be reduced by reason of the limitations contained in this Section 5 will not of itself limit or otherwise affect any other rights of the Executive other than pursuant to this Agreement. The Company shall effect such reduction in the order in which payments are due to be paid or provided, beginning with the latest payment.

6. *No Mitigation Obligation.* The Company hereby acknowledges that it will be difficult and may be impossible for the Executive to find reasonably comparable employment following the Executive's Separation from Service and that the non-competition covenant contained in Section 8 will further limit the employment opportunities for the Executive. Accordingly, the payment of the severance compensation by the Company to the Executive in accordance with the terms of this Agreement is hereby acknowledged by the Company to be reasonable, and the Executive will not be required to mitigate the amount of any

payment provided for in this Agreement by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of the Executive hereunder or otherwise, except as expressly provided in Paragraph 2 set forth on Annex A.

7. *Legal Fees and Expenses.* It is the intent of the Company that the Executive not be required to incur legal fees and the related expenses associated with the interpretation, enforcement or defense of the Executive's rights under this Agreement by litigation or otherwise because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Executive hereunder. Accordingly, if it should appear to the Executive that the Company has failed to comply with any of its obligations under this Agreement or in the event that the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, the Executive the benefits provided or intended to be provided to the Executive hereunder, the Company irrevocably authorizes the Executive from time to time to retain counsel of the Executive's choice, at the expense of the Company as hereafter provided, to advise and represent the Executive in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any litigation or other legal action, whether by or against the Company or any Director, officer, stockholder or other person affiliated with the Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to the Executive's entering into an attorney-client relationship with such counsel and, in that connection, the Company and the Executive agree that a confidential relationship will exist between the Executive and such counsel. Without respect to whether the Executive prevails, in whole or in part, in connection with any of the foregoing, the Company will pay and be solely financially responsible for or will reimburse any and all attorneys' and related fees and expenses incurred by the Executive in connection with any of the foregoing, regardless of amount. Any such payment or reimbursement shall be for expenses incurred by the Executive during his lifetime, and such payment or reimbursement shall be made not later than December 31st of the year following the year in which the Executive incurs the expense; provided, that in no event will the amount of expenses eligible for payment or reimbursement in one year affect the amount of expenses to be paid or reimbursed in any other taxable year.

8. *Competitive Activity.* During a period ending one year following the Executive's Separation from Service, if the Executive has received or is receiving benefits under Section 4, the Executive will not, without the prior written consent of the Company, which consent will not be unreasonably withheld, engage in any Competitive Activity.

9. *Employment Rights.* Nothing expressed or implied in this Agreement will create any right or duty on the part of the Company or the Executive to have the Executive remain in the employment of the Company or any Subsidiary prior to or following any Change in Control. Any Separation from Service of the Executive or the removal of the Executive from the office or position in the Company or any Subsidiary that follows the commencement of any discussion with a third person that ultimately results in a Change in Control will be deemed to be a Separation from Service or removal of the Executive following the Change in Control for purposes of this Agreement; provided, however, that for purposes of determining the timing of any payments to be made pursuant to Section 4(c) or Paragraphs (1) through (5) of Annex A, the schedules of payments described therein shall be measured from the date of the Change in Control rather than from the date of the Executive's Separation from Service.

10. *Withholding of Taxes.* The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes as the Company is required to withhold pursuant to any law or government regulation or ruling.

11. *Successors and Binding Agreement.*

(a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This Agreement will be binding upon and inure to the benefit of the Company and any successor to the Company, including without limitation any persons acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise (and such successor will thereafter be deemed the "Company" for the purposes of this Agreement), but will not otherwise be assignable, transferable or delegable by the Company.

(b) This Agreement will inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees.

(c) This Agreement is personal in nature and neither of the parties hereto will, without the consent of the other, assign, transfer or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 11(a) and 11(b). Without limiting the generality or effect of the foregoing, the Executive's right to receive payments hereunder is not assignable, transferable or delegable, whether by pledge, creation of a security interest, or otherwise, other than by a transfer by Executive's will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this Section 11(c), the Company will have no liability to pay any amount so attempted to be assigned, transferred or delegated.

12. *Section 409A of the Code.*

(a) To the extent applicable, it is intended that the compensation arrangements under this Agreement be in full compliance with Section 409A of the Code. This Agreement shall be construed in a manner to give effect to such intention. Reference to Section 409A of the Code includes any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Notwithstanding any provision of this Agreement to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Agreement as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, the Executive shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on the Executive or for the Executive's account in connection with this Agreement (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold the Executive harmless from any or all such taxes or penalties.

13. *Notices.* For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or one business day after having been sent by a nationally recognized overnight courier service such as Federal Express, UPS, or Purolator, addressed to the Company (to the attention of the Secretary of the Company) at its principal executive office and to the Executive at his principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

14. *Governing Law.* The validity, interpretation, construction and performance of this Agreement will be governed by and construed in accordance with the substantive laws of the State of Indiana, without giving effect to the principles of conflict of laws of such State.

15. *Validity.* If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal will be reformed to the extent (and only to the extent) necessary to make it enforceable, valid or legal.

16. *Miscellaneous.* No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto or compliance with any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, expressed or implied with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. References to Sections are to references to Sections of this Agreement.

17. *Non-solicitation.* Executive agrees that beginning on the date of Separation from Service and continuing until the first anniversary of the last day of the Severance Period, he/she shall not, either alone or in association with others (i) solicit, or facilitate any organization with which the Executive is associated in soliciting, any employee of the Company or any of its subsidiaries to leave the employ of the Company or any of its subsidiaries; (ii) solicit for employment, hire or engage as an independent contractor, or facilitate any organization with which the Executive is associated in soliciting for employment, hire or engagement as an independent contractor, any person who was employed by the Company or any of its subsidiaries at any time during the term of the Executive's employment with the Company or any of its subsidiaries; provided, however that this clause shall not apply to any individual whose employment with the Company or any of its subsidiaries has been terminated for a minimum of one year preceding any such solicitation.

18. *Counterparts.* This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same agreement.

[FOR EXECUTIVES WHO ARE PARTIES TO SEVERANCE AGREEMENTS:
19. *Prior Agreement.* This Agreement amends and restates the Prior Agreement, which will, without further action, be superseded as of the date first above written.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

CTS CORPORATION

By: ______________________________

Name:
Title:

____

Executive

Severance Compensation

(1) A lump sum payment in an amount equal to [TIER 1: 3/ TIER 2: 1.5] times the sum of (A) Base Pay (at the rate in effect immediately prior to the Change in Control or, if greater, the average Base Pay over the three years prior to the date of the Executive's Separation from Service), plus (B) Incentive Pay (determined in accordance with Section 1(i)). Such payment shall be made as soon as practicable after the Executive's Separation from Service, but not more than 90 days after the date of the Executive's Separation from Service; provided, however, that if the Executive is a Specified Employee, such payment shall be made on the earlier of (a) the first day of the seventh month following the date of the Executive's Separation from Service, or (b) the Executive's death.

(2) For a period of [TIER 1: 36/TIER 2: 12] months following the date of the Executive's Separation from Service (the "Continuation Period"), the Company will make available to the Executive at the Executive's expense the medical and dental benefits (but not long-term or short-term disability benefits) that the Executive was eligible to receive as of the date of the Executive's Separation from Service (or, if greater, immediately prior to the reduction, termination or denial described in Section 3(b)(ii)). The Company will reimburse the Executive, on a taxable basis, for the amount of the premiums paid for such coverage that is in excess of the contribution rate established by the Company for active employees necessary to maintain such coverage for such period, provided that the Executive makes a payment to the Company in an amount equal to the full monthly premium payments (taking into account employer and employee contributions) required to maintain such coverage on the first day of each calendar month commencing with the first calendar month following the date of the Executive's Separation from Service. If and to the extent that the coverage described in this Paragraph 2 is not or cannot be paid or provided under any policy, plan, program or arrangement of the Company or any Subsidiary, as the case may be, then the Company will itself pay or provide for such coverage to the Executive, his dependents and beneficiaries. In the case of any benefit described in this Paragraph 2 which is subject to tax only because it is not or cannot be paid or provided under any such policy, plan, program or arrangement of the Company or any Subsidiary, Company shall reimburse Executive or his dependents or beneficiaries, as the case may be, an amount equal to the additional amount of income taxes incurred by the Executive, dependents or beneficiaries therefor; provided, however, that any such reimbursement shall be made no later than December 31st of the year following the year in which the applicable taxes are remitted. All payments of benefits or reimbursements of premiums under the Company's medical and dental programs or other reimbursements shall be made no later than December 31 of the year following the year in which the Executive incurs the related expenses. In no event will the benefits and reimbursements provided by the Company in one taxable year affect the amount of expenses or reimbursements that the Company is obligated to pay, or in-kind benefits to be provided in any other taxable year. The Executive's right to reimbursements of premiums and benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding the foregoing, or any other provision of the Agreement, for purposes of determining the period of continuation coverage to which the Executive or any of his dependents is entitled pursuant to Section 4980B of the Code under the Company's medical, dental and other group health plans, or successor plans, the Executive's "qualifying event" will be the termination of the Continuation Period and for such purpose the Executive will be considered to have remained actively employed on a full-time basis through that date. Without otherwise limiting the purposes or effect of Section 6, the medical and dental benefit coverage otherwise available to the Executive pursuant to this Paragraph 2 will be terminated to the extent that the Executive is covered under a comparable welfare benefit plan maintained by another employer during the Continuation Period following the Executive's Separation from Service. The Executive agrees to notify the Company within 14 days of becoming covered under a medical or dental plan maintained by another employer. [In addition to the medical and dental benefit coverage made available under this Paragraph 2, the Executive will be deemed to have completed an additional period of service equal to the Continuation Period for purposes of determining eligibility service under the CTS Post-Retirement Life Insurance Benefit.][3]

(3) In addition to the retirement, supplemental executive retirement, and other benefits, if any, to which the Executive is entitled under the Company's Retirement Plans, a lump sum payment in an amount equal to the excess of (x) the actuarial present value of the retirement benefits to which the Executive would have been entitled under the Retirement Plans, without regard to any amendment to the Retirement Plans made subsequent to a Change in Control which affects in any way the computation of retirement benefits thereunder in a manner adverse to the Executive, if the Executive had continued to be employed, and had been credited with age and service credits for all purposes under the Retirement Plans, through the Continuation Period, and to have received during such Continuation Period the Executive's Base Pay (as determined in Paragraph 1 of this Annex A) and Incentive Pay (as determined in Paragraph 1 of this Annex A); and provided that (i) to the extent that a cash bonus earned under the 1988 Restricted Stock and Cash Bonus Plan (as amended and restated on May 9, 1997) and payable upon a Change in Control is not otherwise included in determining the Executive's compensation for purposes of calculating the amount of the

[3] Include where applicable — coordinate with insurer.

Executive's aggregate benefits under the CTS Corporation Pension Plan and the Executive's Individual Excess Retirement Benefit Plan, the amount of such cash bonus shall be included in determining compensation for purposes of such plans in the calculations under this subparagraph (x), and (ii) the calculations under this subparagraph (x) shall be made as if the Executive were fully vested in such benefits, over (y) the actuarial present value of the retirement benefits that the Executive is entitled to receive (either immediately or on a deferred basis) under the Retirement Plans. For purposes of this subsection, "actuarial present value" will be determined as of the date of payment by applying a discount factor equal to the annual rate of interest provided by applying a discount factor equal to the annual rate of interest provided by 30-year Treasury securities, determined for the second calendar month preceding the first day of the Plan Year which includes the date on which the distribution is paid, and by using the mortality table as prescribed in Revenue Ruling 2001-62. Such payment shall be made as soon as practicable after the Executive's Separation from Service, but not more than 90 days after the date of the Executive's Separation from Service; provided, however, that if the Executive is a Specified Employee, such payment shall be made on the earlier of (a) the first day of the seventh month following the date of the Executive's Separation from Service, or (b) the Executive's death.

(4) A lump sum payment in an amount equal to [TIER 1: [0.90]/TIER 2: [0.96]] multiplied by the number of months in the Continuation Period multiplied by $1/12^{th}$ of the product of (x) the annual average of the portion of the Executive's actual contribution percentage (within the meaning of Section 401(m) of the Code) under the CTS Corporation Retirement Savings Plan (the "401(k) Plan") that is attributable to Company matching contributions for the three plan years preceding the date of the Executive's Separation from Service (or, if less, for the number of plan years that the Executive was eligible to participate in the 401(k) Plan) and (y) the lesser of (i) the sum of the Executive's Base Pay (as determined in Paragraph 1 of this Annex A) and Incentive Pay (as determined in Paragraph 1 of this Annex A) and (ii) the maximum amount of compensation permitted to be taken into account under the 401(k) Plan for the year containing the date of the Executive's Separation from Service under Section 401(a)(17) of the Code. Such payment shall be made as soon as practicable after the Executive's Separation from Service, but not more than 90 days after the date of the Executive's Separation from Service; provided, however, that if the Executive is a Specified Employee, such payment shall be made on the earlier of (a) the first day of the seventh month following the date of the Executive's Separation from Service, or (b) the Executive's death.

(5) Reimbursement of an amount up to [TIER 1: $30,000/TIER 2: $15,000] for outplacement services that are obtained during the Continuation Period by a firm selected by the Executive; provided, however, that in no event shall expenses incurred after December 31 of the second year following the year in which the Executive's Separation from Service occurs be eligible for reimbursement hereunder, and all reimbursements hereunder shall be paid to Executive no later than December 31 of the third year following the year in which the Executive's Separation from Service occurs.

(6) [FOR TIER 1 ONLY] Reimbursement for fees and expenses incurred during the Continuation Period by the Executive in seeking legal, tax and estate planning advice in connection with the regular operation of this Agreement and the payment of benefits and amounts hereunder. Any such reimbursement shall be made not later than December 31 of the calendar year following the calendar year in which the Executive incurs the expense. In no event may the amount of expenses reimbursed by the Company in one calendar year affect the amount of expenses eligible for reimbursement in any other calendar year.

EXHIBIT (10)(ii)

Amendment to Employment Agreement

This Agreement ("Agreement") is entered into this 3rd day of December, 2007, by and between CTS Corporation, an Indiana corporation (the "Company"), and Vinod M. Khilnani ("Executive").

RECITALS

WHEREAS, the Company and Executive entered into that certain Employment Agreement as of July 2nd, 2007 (the "Employment Agreement"); and

WHEREAS, the Company and Executive wish to amend the Employment Agreement to comply with Section 409A of the Internal Revenue Code, as amended.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Employment Agreement is amended as follows, effective as of the date first written above:

AMENDMENT

1. **Section 3(e) of the Employment Agreement is amended in its entirety to read as follows:**

   (e) *Termination by CTS.* If during the Term, CTS terminates Executive's employment for any reason other than Cause, as set forth in Section 3(d) above, then CTS agrees to pay Severance Benefits to Executive. Severance Benefits means two times the sum of (i) Executive's base salary in effect at the time of termination of employment and (ii) an amount equal to Executive's target annual incentive compensation for the calendar year ending prior to the date of termination of employment under this subparagraph. Severance Benefits will be paid in a single lump sum cash payment as soon as practicable but not more than 90 days after the date of Executive's "separation from service" within the meaning of Section 409A; provided, however, that if Executive is a "specified employee" as defined in Section 409A, such payment shall be paid on the earlier of (a) the first day of the seventh month following the date of Executive's separation from service or (b) the Executive's death.

2. **Section 3 of the Employment Agreement is amended by adding a new subsection (g) thereto to read as follows:**

   (g) *Termination of Employment.* For purposes of this Agreement, Executive will not be considered to have a termination of employment unless the termination qualifies as a "separation from service" within the meaning of Section 409A.

3. **The fourth sentence of Section 6 of the Employment Agreement is amended in its entirety to read as follows:**

   Executive shall not be eligible for benefits under CTS' Severance Pay-Exempt Salaried Employees Policy or any successor policy.

4. **Except as provided herein, the Employment Agreement remains in full force and effect.**

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first written above.

CTS CORPORATION

/s/ ROGER R. HEMMINGHAUS

By: Roger R. Hemminghaus
Title: Chairman of the Board

/s/ VINOD M. KHILNANI

Executive: Vinod M. Khilnani

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2005-2007)

Overview

CTS Corporation ("CTS", "we", "our", "us" or "the Company") is a global manufacturer of components and sensors used primarily in the automotive, communications, and computer markets. The Company also provides electronic manufacturing solutions, including design and supply chain management functions, primarily serving the communications, computer, industrial, medical, and defense and aerospace markets under contract arrangements with the original equipment manufacturers ("OEMs"). Sales and marketing are accomplished through our sales engineers, independent manufacturers' representatives, and distributors.

Total sales in 2007 of $685.9 million were reported through two segments, Electronics Manufacturing Services ("EMS") and Components and Sensors, which represented 59.1% and 40.9% of total sales in 2007, respectively. In 2006, EMS contributed 58.8% of total sales while Components and Sensors contributed 41.2% of total sales.

In 2007, we experienced a year-over-year sales increase and improved net earnings from 2006. During 2007, we continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) diversification of our customer base and markets; and (3) new product introductions and design wins to drive future revenue growth. During 2007, we continued to see growth in certain of our existing served markets, as well as new business awards from existing and new customers.

As discussed in more detail throughout the MD&A:

- Our revenues increased 4.6% in 2007 compared to 2006, following a 6.2% sales growth in 2006 compared to 2005. Sales in the EMS segment increased by 5.2% due to strong growth in industrial and defense and aerospace and communications markets, partially offset by lower sales in computer and medical markets, while sales in the Components and Sensors segment increased by 3.8%, primarily driven by automotive new product demand and higher sales for infrastructure applications.
- Gross margins in 2007 increased $11.9 million from 2006 primarily due to the contribution from higher sales volume and improved operational efficiencies in both segments. Gross margins as a percent of sales were 19.3% in 2007 compared to 18.4% in 2006. Within the EMS segment, margins were favorably impacted by improved product mix as we continue to increase focus on sales to target markets. Within the Components and Sensors segment, unfavorable product mix and lower royalty income negatively impacted margins.
- Selling, general and administrative and research and development expenses increased as a percent of sales to 14.3% in 2007 from 13.2% in 2006. During 2007, expenses increased $11.2 million, primarily due to higher legal and accounting fees and higher compensation expenses. The increase also reflects a favorable insurance claim settlement of $1.5 million in 2006.
- Operating earnings in 2007 decreased slightly to $32.3 million, or 4.7% of sales, from $32.8 million, or 5.0% of sales, in 2006 primarily due to higher selling, general and administrative expenses, as discussed above, offset by higher gross margins. Included in operating earnings were $2.6 million and $3.9 million of restructuring and restructuring-related costs for the years ended December 31, 2007 and December 31, 2006, respectively.
- In 2007, our effective tax rate increased to 21.75% from 21.10% in 2006. Interest and other income in 2007 was $0.2 million versus an expense of $2.2 million in 2006.
- Net earnings increased to $25.4 million in 2007 from $24.2 million in 2006. Diluted earnings per share were $0.66 in 2007 and $0.63 in 2006. Excluding the restructuring and restructuring-related charges in 2007 and 2006, the adjusted diluted earnings per share were $0.71 in 2007 and 2006.

The following table provides a reconciliation of diluted earnings per share to adjusted diluted earnings per share:

	Year Ending December 31, 2007	2006
Diluted earnings per share	**$ 0.66**	$ 0.63
Tax affected charges to reported earnings per share:		
Restructuring and restructuring-related charges	**0.05**	0.08
Adjusted diluted earnings per share	**$ 0.71**	$ 0.71

Adjusted diluted earnings per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is diluted earnings per share. We calculate adjusted diluted earnings per share to exclude the per share impact of restructuring and restructuring-related charges. We exclude these items because they are discrete events that significantly impact comparable GAAP financial measures and distort an evaluation of our normal operating performance. We use adjusted diluted earnings per share to evaluate overall performance, establish plans and perform strategic analyses. Using adjusted diluted earnings per share avoids distortion in the evaluation of operating results by eliminating the impact of events that are not related to normal operating performance. Because adjusted diluted earnings per share is based on the exclusion of specific items, it may not be comparable to measures used by other companies which have similar titles. Our management compensates for this limitation when performing peer comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. We believe that adjusted diluted earnings per share is useful to our management, investors and stakeholders in that it:

- provides a truer measure of our operating performance,
- reflects the results used by management in making decisions about the business, and
- helps review and project our performance over time.

We recommend that investors consider both actual and adjusted diluted earnings per share in evaluating the our performance with peer companies.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgment and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors and the strategy of our business, and significant negative industry or economic trends. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. We had goodwill of $24.7 million at December 31, 2007 and December 31, 2006.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, or FAS 109, *Accounting for Income Taxes,* as clarified by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of FAS No. 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. We must also estimate our current tax exposure for situations where taxing authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2007 against the U.S. federal operating loss carryforwards expiring in 2021 through 2024. These carryforwards result in a deferred tax asset of $55 million. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2008 through 2016. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive and electronic component product lines and a return to levels of profitability in our communication component product lines consistent with management and independent consensus views of the moderate recovery expected in the markets we serve. Management believes that, based upon the historical operating performance of our business units and the successful cost reduction efforts, we will more likely than not realize the benefits of our U.S. net deferred tax assets.

The annual effective income tax rate is based on our current legal organization and forecasted earnings in the various taxing jurisdictions in which we operate. Changes in our legal organization, the amount or the location of global earnings could impact our future effective income tax rate. In 2007, our effective tax rate increased to 21.75% from 21.10% in 2006.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. After considering the recommendations of our actuaries, we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to twenty-one years. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on our results of operations in future years.

For 2007, we had a weighted-average discount rate of 5.71% for pension income and expense. The discount rate on our domestic plans was 6.50% at January 1, 2008. The range of discount rates utilized by our foreign plans changed from 2.50% — 5.20% in 2007 to 2.75% — 6.00% in 2008.

The expected return on domestic plan assets at January 1, 2008 remained at 8.50% and the range of expected returns on foreign plan assets increased to 2.75% — 7.13% in 2008. We expect these changes in actuarial assumptions will increase 2008 consolidated pension income by approximately $3.0 million.

Equity-Based Compensation

Effective January 1, 2006, we adopted the provisions of FAS No. 123(R) that required us to recognize the expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings. We elected to follow the modified prospective transition method allowed by FAS No. 123(R), and, therefore, only applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards that were unvested as of January 1, 2006, we are recognizing compensation expense in the Consolidated Statements of Earnings over the remaining vesting period. Prior to January 1, 2006, we accounted for equity-based compensation using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees".

FAS No. 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings. Our stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note M, "Segments", for a description of the Company's segments.

The following table summarizes net sales and operating earnings by segment:

($ in thousands)	EMS	Components & Sensors	Total
2007			
Net sales to external customers	**$405,708**	**$280,237**	**$685,945**
Segment operating earnings	**$ 10,175**	**$ 24,716**	**$ 34,891**
% of segment sales	**2.5%**	**8.8%**	**5.1%**
2006			
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	$ 6,179	$ 30,963	$ 37,142
% of segment sales	1.6%	11.5%	5.7%
2005			
Net sales to external customers	$364,458	$253,026	$617,484
Segment operating earnings	$ 7,705	$ 30,227[1]	$ 37,932
% of segment sales	2.1%	11.9%	6.1%

(1) Includes $3.1 million of gain on sale of excess equipment and disposition of Low Temperature Co-fired Ceramic ("LTCC") business assets.

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2007 increased $10.4 million, or 3.8%, from 2006. The increase was primarily due to higher sales of automotive products of $15.4 million and increased sales in communication infrastructure applications, while sales of certain electronic component legacy resistor products were lower.

Segment operating earnings decreased by $6.2 million, or 20.2%, from the prior year. Major drivers in the year-over-year decrease were higher legal and accounting expenses, lower fixed asset gains, lower royalty income, and a favorable insurance settlement received in the first quarter of 2006.

In 2007, CTS recorded pension income of $4.5 million, compared to $4.0 million of pension income recorded in 2006. The pension income results primarily from U.S. pension plans that have assets in excess of projected benefit obligations. The primary factors contributing to the increase in pension income were higher expected returns on the plan assets and changes in actuarial assumptions.

Sales in the Components and Sensors segment in 2006 increased $16.8 million, or 6.7%, from 2005. The increase was primarily due to higher sales of automotive products of $19.0 million, higher sales of communication infrastructure products of $7.4 million and increases in other electronic component sales, offset by lower sales into mobile handset applications of $8.4 million, as we continued to de-emphasize sales of these products, and the reduction of sales associated with the divestiture of the LTCC business in 2005.

Segment operating earnings in 2006 increased by $0.7 million, or 2.4%, from 2005. Drivers of the year-over-year increase were the margin contribution from the higher sales volume, operational savings related to the divestiture of the LTCC business in 2005, a year-over-year reduction in severance expenses, a favorable insurance claim settlement taken in the first quarter of 2006, higher royalties and a $0.7 million gain on the sales/leaseback of the Albuquerque, New Mexico facility. Operating earnings were unfavorably impacted by automotive launch-related costs for certain new products, increased expenses related to recognizing the fair value of equity-based compensation, lower pension income and commodity price increases.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2007 increased $20.0 million, or 5.2%, from the prior year. The increase was driven by higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales.

The segment operating earnings of $10.2 million increased $4.0 million, or 64.7%, from the prior year. Earnings were favorably impacted primarily by margin contribution from higher sales volume and improved product mix, partially offset by higher compensation expenses and higher legal and accounting expenses.

EMS segment sales in 2006 increased $21.3 million, or 5.8%, from 2005. The increase was driven by higher sales in communication, defense and aerospace, and medical markets, offset by lower sales in the computer market.

The 2006 segment operating earnings of $6.2 million decreased by $1.5 million, or 19.8%, from 2005. Earnings were unfavorably impacted by lower margins related to expenses incurred for a new customer start-up, excessive freight costs, labor inefficiencies, and pricing pressures. During 2006, earnings were impacted by the adverse effects of foreign exchange rate changes and higher salaries and fringes, partially offset by higher sales volume.

Sales in Geographic Regions

Our sales in 2007 increased in the Americas to 53% from 49% in 2006. The Asia-Pacific region accounted for 34% of total sales in 2007 and 38% in 2006. Sales in Europe were unchanged at 13% in both 2007 and 2006. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total		
Geographic Region	2007	2006	2005	2007	2006	2005	2007	2006	2005
Americas	**49%**	51%	61%	**56%**	48%	47%	**53%**	49%	53%
Asia-Pacific	**26%**	26%	19%	**40%**	46%	46%	**34%**	38%	34%
Europe	**25%**	23%	20%	**4%**	6%	7%	**13%**	13%	13%
Total	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%	100%

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

(In thousands of dollars)	Year Ended December 31, 2007	2006	2005
Net sales	**$685,945**	$655,614	$617,484
Cost of goods sold	**553,038**	533,828	497,270
Restructuring-related charges	**215**	956	—
Gross margin	**132,692**	120,830	120,214
% of net sales	**19.3%**	18.4%	19.5%
Selling, general and administrative expenses	**82,078**	70,913	68,255
% of net sales	**12.0%**	10.8%	11.1
Research and development expenses	**15,896**	15,873	17,092
% of net sales	**2.3%**	2.4%	2.8%
Loss/(Gain) on asset sales	**42**	(2,142)	(3,065)
Restructuring and impairment charges	**2,401**	3,368	—
Operating earnings	**32,275**	32,818	37,932
% of net sales	**4.7**	5.0	6.1
Interest expense	**3,100**	3,654	5,902
Other income	**(3,300)**	(1,502)	(966)
Earnings before income taxes	**32,475**	30,666	32,996
Income tax expense	**7,063**	6,469	12,240
Net earnings	**$ 25,412**[(1)]	$ 24,197[(2)]	$ 20,756[(3)]
% of net sales	**3.7**	3.7	3.4
Diluted earnings per share	**$ 0.66**[(1)]	$ 0.63[(2)]	$ 0.53[(3)]

(1) Net earnings and diluted earnings per share include a net impact of $2.0 million, or $0.05 per diluted share, related to restructuring and restructuring-related charges associated with the realignment of operations.

(2) Net earnings and diluted earnings per share include a net impact of $3.4 million, or $0.08 per diluted share, related to restructuring and restructuring-related charges associated with the consolidation of the Berne, Indiana operations and the further impairment of an idle facility lease.

(3) Income tax expense and diluted earnings per share include a net impact of $4.3 million, or $0.10 per diluted share, consisting of $6.0 million of expense relating to the repatriation of foreign cash to the United States under the provisions of the American Jobs Creation Act of 2004 and a $1.7 million benefit relating to the reversal of income tax reserves due to the successful resolution of tax issues in certain foreign jurisdictions.

Net sales increased $30.3 million in 2007, or 4.6%, from prior year, primarily due to EMS sales increase of $20.0 million and growth in automotive component sales of $15.4 million. The EMS sales increase was attributable to higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales. In addition to the growth of automotive product sales in the Components and Sensors segment, sales in communication infrastructure applications increased, while sales of certain electronic component legacy resistor products were lower.

Net sales increased $38.1 million in 2006, or 6.2%, from 2005, primarily due to the EMS sales increase of $21.3 million and the increased sale of automotive products of $19.0 million. EMS sales increase was related to growth in communications, defense and aerospace, and medical markets, partially offset by a decrease in the computer market. In addition to the growth of automotive product sales, sales for communication infrastructure applications increased by $7.4 million and sales of electronic components increased by approximately $4.1 million, partially offset by lower sales for mobile handset applications of $8.4 million as we continued to deemphasize sales of these products.

The Company's 15 largest customers represented 59% of net sales in 2007, down from 61% in 2006 and in 2005. We continue our efforts to broaden our business base with expansion in industrial and defense and aerospace markets in the EMS segment and the diversification of automotive and wireless infrastructure product offerings in the Components and Sensors segment. Sales to Hewlett-Packard Company represented 17% of net sales in 2007, 22% of net sales in 2006, and 28% of net sales in 2005.

Gross margins in 2007 increased $11.9 million from 2006 due to the contribution from higher sales volume and improved operational efficiencies in both segments. Gross margins as a percent of sales were 19.3% in 2007 compared to 18.4% in 2006. Within the Components and Sensors segment, margins were negatively impacted by unfavorable product mix and lower royalty income, partially offset by lower restructuring-related costs. Within the EMS segment, margins were favorably impacted by improved product mix and lower material spending, partially offset by higher restructuring and restructuring-related charges associated with the realignment of operations in the fourth quarter of 2007.

Gross margins in 2006 increased $0.6 million from 2005 due to higher sales volume, partially offset by operational inefficiencies in both segments. Gross margins as a percent of sales were 18.4% in 2006 compared to 19.5% in 2005. Within the Components and Sensors segment, margins were unfavorably impacted primarily by automotive launch-related costs for certain new products, commodity price increases and restructuring-related costs. Within the EMS segment, margins were unfavorably impacted by expenses incurred for a new customer start-up, excessive freight costs, labor inefficiencies and pricing pressures.

Selling, general and administrative expenses as a percentage of sales increased to 12.0% in 2007 from 10.8% in the prior year. Expenses increased $11.2 million, primarily from higher legal and accounting fees, higher compensation expenses and a favorable insurance claim settlement recorded in 2006.

Selling, general and administrative expenses as a percentage of sales decreased to 10.8% in 2006 from 11.1% in the prior year. Selling, general and administrative expenses increased $2.7 million, primarily driven by an increase in expenses due to our adoption of the provisions of FAS No. 123(R), which required us to recognize the expense related to the fair value of equity-based compensation awards, higher salaries and fringes and lower pension income, partially offset by a favorable insurance claim settlement recorded in 2006.

Research and development expenses were $15.9 million in both 2007 and 2006, and $17.1 million in 2005. The reduction in research and development spending from 2005 to 2006 reflected organizational consolidations from restructuring-related activities, personnel savings for actions taken in 2005 and a decrease in product launch costs. Ongoing research and development investment continues in the Components and Sensors segment, particularly for automotive products, in support of growth initiatives. Our research and development activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

Operating earnings in 2007 decreased slightly to $32.3 million, or 4.7% of sales, from $32.8 million, or 5.0% of sales, in 2006 primarily due to higher selling, general and administrative expenses, as discussed above, offset by higher gross margins. The decrease in operating earnings was partially offset by higher gross margins and by lower restructuring and restructuring-related charges in 2007 than in 2006.

Operating earnings in 2006 decreased to $32.8 million, or 5.0% of sales, from $37.9 million, or 6.1% of sales, in 2005. Operating earnings were adversely impacted by $3.9 million of expenses from restructuring and restructuring-related charges associated with the consolidation of our Berne, Indiana manufacturing operations and $0.4 million of restructuring charge for our revised estimate of fair value of the remaining net liability of the operating lease for an idle facility. These expenses were partially offset by a $0.7 million pre-tax gain for the sale/leaseback of the Albuquerque, New Mexico building.

Interest and other income in 2007 was $0.2 million versus an expense of $2.2 million in 2006. Compared to the prior year, interest income increased $1.1 million from higher cash balances, and interest expense was $0.6 million lower primarily from lower outstanding debt balances. Foreign currency exchange gains increased $0.8 million in 2007.

Our effective tax rate increased to 21.75% in 2007 from 21.10% in 2006. See Note J, "Income Taxes", for further details.

Net earnings increased $1.2 million to $25.4 million in 2007 from $24.2 million in 2006. Net earnings in 2007 included a net impact of $2.0 million, or $0.05 per diluted share, of restructuring and restructuring-related charges, while net earnings in 2006 included a net impact of $3.4 million, or $0.08 per diluted share, of restructuring and restructuring-related charges. Excluding the impact of the restructuring and restructuring-related charges, adjusted diluted earnings per share were $0.71 in both 2007 and 2006.

Restructuring and Restructuring-Related Charges

In November 2007, we announced our intention to realign operations. As of December 31, 2007, the realignment process was substantially completed.

In January 2006, CTS announced its intention to consolidate its Berne, Indiana manufacturing operations into three of its other existing facilities. Automotive product operations at Berne were transferred to CTS' automotive facilities in Matamoros, Mexico and Elkhart, Indiana. Electronic components operations in Berne were moved to CTS' Singapore facility. The Berne facility is currently being marketed for sale. As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded. See Note P, "Restructuring Charges".

The following table displays a summary of the actual restructuring and restructuring-related charges incurred through December 31, 2007 and 2006:

($ in millions)	Actual incurred through December 31, 2007	Actual incurred through December 31, 2006
Workforce reduction	$1.5	$2.6
Asset Impairments	0.9	0.2
Other	—	0.1
Restructuring charge	2.4	2.9
Equipment relocation	—	0.5
Other costs	0.2	0.5
Restructuring-related costs	0.4	1.0
Total restructuring and restructuring-related costs	$2.6	$3.9

Of the restructuring and restructuring-related costs incurred, $0.8 million relates to the Components and Sensors segment and $1.8 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $52.9 million at December 31, 2007, compared to $38.6 million at December 31, 2006. Total debt increased to $73.0 million on December 31, 2007 from $66.2 million on December 31, 2006 due to increased borrowing against our revolving credit line. Total debt as a percentage of total capitalization was 18.4% at the end of 2007, compared with 17.2% in 2006. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital increased by $20.5 million in 2007, primarily due to cash and cash equivalents discussed above and an increase in inventory of $13.7 million, partially offset by an accounts payable increase of $6.5 million and an accounts receivable decrease of $5.4 million.

Cash Flow

Operating Activities

Net cash provided by operations was $48.6 million in 2007. Components of cash flows from operations included net

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2005-2007)

(continued)

earnings of $25.4 million, depreciation and amortization of $22.8 million and $2.4 million of restructuring charges, offset by an increase in the prepaid pension asset of $9.1 million and unfavorable changes in assets and liabilities of $1.8 million. The changes in assets and liabilities were primarily due to increased inventory of $12.8 million, partially offset by decreased accounts receivable of $5.4 million and increased accounts payable and accrued liabilities of $4.7 million.

Net cash provided by operations was $47.2 million in 2006. Components of cash flows from operations included net earnings of $24.2 million, depreciation and amortization of $24.9 million, and $3.4 million of restructuring charges. In addition, there were $15.2 million of unfavorable changes in accounts receivable partially offset by a $8.4 million increase in accounts payable and accrued liabilities.

Net cash provided by operations was $44.5 million in 2005. Components of cash flows from operations included net earnings of $20.8 million, depreciation and amortization of $27.1 million and a favorable impact of $8.3 million in deferred taxes, partially offset by and increase in the prepaid pension asset of $8.7 million and unfavorable changes in assets and liabilities. The changes in assets and liabilities were primarily due to $8.8 million of favorable changes in accounts receivable partially offset by a $3.6 million increase in inventory and a $4.5 million decrease in accounts payable and accrued liabilities. Changes in assets and liabilities were net of the effect of the purchase on SMTEK because these balances were included in the purchase price of the business.

Investing Activities

Net cash used in investing activities was $17.0 million in 2007, including capital expenditures of $16.1 million and a $1.0 million payment for the purchase of Alpha Ceramics, Inc. See Note B, "Acquisitions", for further details.

Net cash used in investing activities totaled $1.3 million in 2006, including capital expenditures of $15.8 million partially offset by $14.5 million of net proceeds from the sale of assets.

Net cash used by investing activities totaled $44.5 million in 2005, including the payment for the purchase of SMTEK of $35.6 million and capital expenditures of $15.0 million partially offset by proceeds from sales of assets of $6.1 million, which includes the disposition of the LTCC assets, as previously discussed.

Free Cash Flow

The following table summarizes free cash flow for the Company:

(In millions of dollars)	Year Ended December 31, 2007	2006	2005
Net cash provided by operations	**$ 48.6**	$ 47.2	$ 44.5
Capital expenditures	**(16.1)**	(15.8)	(15.0)
Free cash flow	**$ 32.5**	$ 31.4	$ 29.5

Free cash flow is a non-GAAP financial measure that CTS defines as net cash provided by operations less capital expenditures. The most directly comparable GAAP measure is net cash provided by operations. Management uses free cash flow to evaluate financial performance and in strategic planning, specifically, for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operations and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. Management takes these limitations into account when using free cash flow to make investing and financing decisions.

Financing Activities

Net cash used in financing activities in 2007 was $17.5 million, which included $20.3 million for the purchase of CTS common stock, reductions in short-term notes payable of $4.4 million and $4.3 million in dividend payments partially offset by $11.1 million related to additional long-term debt.

Net cash used in financing activities in 2006 was $22.1 million, consisting of $15.6 million related mainly to the reductions in the subordinated debenture balance and short-term notes payable, $2.3 million purchase of CTS common stock and $4.3 million in dividend payments.

Net cash used in financing activities in 2005 was $45.9 million, consisting primarily of $13.0 million from the repayment of debt related to the SMTEK purchase, $11.3 million purchase of CTS common stock and $4.3 million in dividend payments, as well as the repayment of $17.1 million related mainly to the reductions in the subordinated debenture balance.

Capital Resources

Refer to Note G, "Debt" for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2007	2006
Revolving credit agreement, weighted-average interest rate of 5.6% (2007), due in 2011	**$12,000**	$ —
Convertible, senior subordinated notes at a weighted-average rate of 2.1%, due in 2024	**60,000**	60,000
Term loan, interest 8.0% (2007) and 7.3% (2006) due in 2011	**—**	821
	72,000	60,821
Less current maturities	**—**	186
Total long-term debt	**$72,000**	$60,635

The debt matures as follows: 2008 — $0 million; 2009 — $0 million; 2010 — $0 million; 2011 — $12 million; 2012 — $0; thereafter — $60.0 million.

On June 27, 2006, we entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, we can expand the credit facility to $150 million. There was $12 million outstanding under the revolving credit agreement at December 31, 2007. There were no amounts outstanding at December 31, 2006. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2007. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2007. Additionally, the revolving credit agreement contains restrictions relating to the amount of secured debt the Company can have outstanding, the amounts allowed for acquisitions or asset sales and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

We believe cash flows from operating activities and available borrowings under our revolving credit agreement will be adequate to fund our working capital and capital expenditure requirements for at least the next twelve months. We may choose to pursue additional equity and/or debt financing to fund acquisitions and/or to reduce our overall interest expense or improve our capital structure.

In November 2005, our Board of Directors authorized a program to repurchase up to one million shares of our common stock in the open market. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2007, under this program, we repurchased 395,000 shares at a total cost of $4.9 million before the program expired June 29, 2007.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of our common stock in the open market. The authorization expires on June 30, 2009. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. As of December 31, 2007, we had repurchased 1,310,200 shares at a total cost of $15.4 million under this program.

In May 2004, we issued the $60 million convertible senior subordinated notes due 2024. The debt is an unsecured senior subordinated obligation. The debentures bear interest at a rate of 2.125% per year and will be convertible, under certain circumstances, into CTS common stock, at the option of the holder, at a price of $15.00 per share, which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the debentures. The conversion price represents a 36.24% premium over the closing price of CTS common stock on May 5, 2004. With the proceeds, we repaid outstanding debt, including our industrial revenue bonds outstanding balance of $40 million due in 2013 at a weighted average interest rate of 7.5%, and reduced the amount outstanding under our revolving credit agreement. The other $2 million of industrial revenue bonds were repaid in the first quarter of 2004 with the cash generated from operations. As of December 31, 2007, none of the conditions for conversion of the $60 million debentures were satisfied.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2007, are expected to have on the Company's liquidity and cash flow in future periods:

($ in millions)	Total	Payments Due by Period 2008	2009-2010	2011-2012	2013-beyond
Long-term debt[1]	$ 93.0	$ 1.3	$ 2.5	$14.5	$74.7[2]
Operating leases	29.7	7.1	11.9	6.0	4.7
Obligations associated with FIN 48	4.4	0.4	0.9	—	3.1
Purchase obligations	—	—	—	—	—
Retirement obligations	21.5	2.1	3.9	4.3	11.2
Total	$148.6	$10.9	$19.2	$24.8	$93.7

(1) Including principal and coupon payments of the $60 million debentures issued in 2004 and principal payments of the revolving credit agreement.

(2) Debentures issued in May 2004. Investors may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per share.

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. we purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, "Retirement Plans", and Note A, "Summary of Significant Accounting Policies", for additional information related to the retirement plans, including the important assumptions.

We utilize a market-related approach in deriving fair value of plan assets. We do not expect any significant change in the approach in 2008. For plan asset allocation detail, please refer to Note H, "Retirement Plans". We do expect to make changes to the asset allocation in 2008. However, we may elect to make other changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

Based on our experience, the actual return on plan assets can deviate from the expected return on plan assets. This deviation is taken into account in the market value related approach in deriving fair value of plan assets. The deviation between the expected return and the actual return was primarily due to market conditions. We perform sensitivity analysis to assess the potential impact on the results of operations by the change in the expected long-term rates of return. A 25 basis-point change in the long-term rate of return would have changed the pension income in 2007 by approximately $766,000.

We plan to invest in capital projects that maintain current capacity and result in future revenue opportunities. Capital spending in 2008 is expected to be between $22 million and $25 million.

We have historically been able to fund our capital and operating needs through our cash flows from operations and available credit under our bank credit agreements. We believe that cash flows from operations and available borrowings under our current revolving credit agreement will be adequate to fund our working capital, capital expenditures, and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to fund acquisitions and/or to improve capital structure.

Recent Accounting Pronouncements

FAS No. 157, "Fair Value Measurements"

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and, accordingly, does not require any new fair value measurements. FAS No. 157 is effective for us beginning January 1, 2008. We do not expect the provisions to have a material impact on our consolidated financial statements.

FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS No. 159"). FAS No. 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. This statement is effective for us beginning January 1, 2008. We do not expect FAS No. 159 to have a material impact on our consolidated financial statements.

FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48"

In May 2007, the FASB issued FASB Staff Position FIN 48-1 that amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. We have adopted FSP FIN 48-1 and the provisions do not have a material impact on our consolidated financial statements.

EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"

In June 2007, the EITF reached a consensus on EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that a realized income tax benefit from dividends that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares and units should be recognized as an increase to additional paid-in capital. The provisions of this EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. We currently pay dividends on shares of unvested restricted common stock under the 1988 Plan. We have reviewed the provisions of EITF 06-11 and do not expect the provisions to have a material impact on our consolidated financial statements.

EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities"

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 provides that nonrefundable advance payments for future research and development activities should be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The provisions of this EITF are effective for fiscal years beginning after December 15, 2007. We do not expect the provisions to have a material impact on our consolidated financial statements.

FAS No. 141(R), "Business Combinations"

In December 2007, the FASB issued FAS No. 141(R), "Business Combinations" ("FAS 141(R)"), which replaces FAS No. 141, "Business Combinations" ("FAS No. 141"). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141's cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated beginning on or after December 15, 2008. We do not expect the provisions of FAS No. 141(R) to have a material impact on our consolidated financial statements.

FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51"

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("FAS 160"). Although FAS 160 retains the general accounting consolidation procedures regarding noncontrolling interests, there are two key changes provided by SFAS 160. First, accumulated losses attributable to such interests can exceed the original investment in the noncontrolling interest. That is, a noncontrolling interest can be in a debit position. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either "mezzanine" (temporary) equity or liability. This statement is effective for fiscal years beginning after December 15, 2008. We do not expect the provisions of FAS 160 to have a material impact on our consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of dollars except per share amounts)

	Year Ended December 31, 2007	2006	2005
Net sales	**$685,945**	$655,614	$617,484
Costs and expenses:			
Cost of goods sold	**553,253**	534,784	497,270
Selling, general and administrative expenses	**82,078**	70,913	68,255
Research and development expenses	**15,896**	15,873	17,092
Loss/(gain) on asset sales	**42**	(2,142)	(3,065)
Restructuring charges — Note P	**2,401**	3,368	—
Operating earnings	**32,275**	32,818	37,932
Other income (expense):			
Interest expense	**(3,100)**	(3,654)	(5,902)
Interest income	**2,052**	934	1,300
Other	**1,248**	568	(334)
Total other income (expense)	**200**	(2,152)	(4,936)
Earnings before income taxes	**32,475**	30,666	32,996
Income tax expense — Note J	**7,063**	6,469	12,240
Net earnings	**$ 25,412**	$ 24,197	$ 20,756
Net Earnings per share — Note D			
Basic	**$ 0.72**	$ 0.68	$ 0.57
Diluted	**$ 0.66**	$ 0.63	$ 0.53

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars except share amounts)

	December 31, 2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 52,868	$ 38,630
Accounts receivable, less allowances (2007 — $1,304; 2006 — $2,139)	100,655	106,012
Inventories, net		
Finished goods	9,592	12,336
Work-in-process	18,064	15,059
Raw materials	46,122	33,148
Total inventories, net	73,778	60,543
Current deferred tax asset — Note J	14,494	13,644
Other current assets	9,045	8,791
Total current assets	250,840	227,620
Property, plant and equipment		
Land	1,783	1,783
Buildings	98,865	97,715
Machinery and equipment	258,438	256,518
Total property, plant and equipment	359,086	356,016
Accumulated depreciation	(266,261)	(259,548)
Net property, plant and equipment	92,825	96,468
Other assets		
Prepaid pension asset — Note H	107,158	100,666
Goodwill — Note E	24,657	24,657
Other intangible assets, net — Notes E	36,743	39,154
Deferred income taxes — Note J	30,237	37,401
Other assets	1,232	1,867
Total other assets	200,027	203,745
Total Assets	$ 543,692	$ 527,833
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	$ 1,000	$ 5,425
Current portion of long-term debt — Note G	—	186
Accounts payable	84,217	78,205
Accrued salaries, wages and vacation	15,296	11,243
Income taxes payable	5,581	7,766
Other accrued liabilities	22,825	22,856
Total current liabilities	128,919	125,681
Long-term debt — Note G	72,000	60,635
Other long-term obligations — Notes H and J	18,526	22,494
Contingencies — Note N	—	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	—	—
Common stock — authorized 75,000,000 shares without par value; 53,919,733 shares issued at December 31, 2007 and 53,718,801 shares issued at December 31, 2006 — Note K	278,916	276,553
Additional contributed capital	28,563	27,899
Retained earnings	336,548	315,370
Accumulated other comprehensive loss	(29,808)	(31,283)
	614,219	588,539
Cost of common stock held in treasury (2007 — 19,606,459 shares; 2006 — 17,895,708 shares) — Note L	(289,972)	(269,516)
Total shareholders' equity	324,247	319,023
Total Liabilities and Shareholders' Equity	$ 543,692	$ 527,833

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year Ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net earnings	$ 25,412	$ 24,197	$ 20,756
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	22,818	24,896	27,059
Prepaid pension asset	(9,122)	(6,173)	(8,741)
Amortization of retirement benefit adjustments — Note H	3,944	—	—
Equity-based compensation — Note I	3,295	4,071	2,704
Deferred income taxes — Note J	1,572	1,885	8,263
Loss/(gain) on asset sales	42	(2,142)	(3,065)
Restructuring charge — Note P	2,401	3,368	—
Changes in assets and liabilities, net of effects from acquisitions			
Accounts receivable	5,357	(15,222)	8,824
Inventories	(12,812)	87	(3,644)
Accounts payable	6,011	9,486	741
Accrued liabilities	(1,307)	(1,082)	(5,229)
Income taxes payable	2,246	1,933	(3,320)
Other	(1,254)	1,881	171
Total adjustments	23,191	22,988	23,763
Net cash provided by operations	48,603	47,185	44,519
Cash flows from investing activities:			
Proceeds from sale of assets	65	14,482	6,093
Capital expenditures	(16,058)	(15,787)	(15,009)
Payment for acquisitions, net of cash acquired — Note B	(1,028)	—	(35,561)
Net cash used in investing activities	(17,021)	(1,305)	(44,477)
Cash flows from financing activities:			
Borrowings of long-term debt	94,600	73,850	161,160
Payments of long-term debt	(83,457)	(81,608)	(188,285)
Borrowings of short-term notes payable	47,571	123,758	61,317
Payments of short-term notes payable	(51,996)	(131,632)	(51,329)
Repayment of debt assumed in connection with purchase of SMTEK — Note B	—	—	(13,013)
Purchase of treasury stock	(20,344)	(2,309)	(11,283)
Dividends paid	(4,279)	(4,307)	(4,343)
Exercise of stock options and other	381	112	(113)
Net cash used in financing activities	(17,524)	(22,136)	(45,889)
Effect of exchange rate changes on cash	180	2,857	(3,129)
Net increase (decrease) in cash and cash equivalents	14,238	26,601	(48,976)
Cash and cash equivalents at beginning of year	38,630	12,029	61,005
Cash and cash equivalents at end of year	$ 52,868	$ 38,630	$ 12,029
Supplemental cash flow information			
Cash paid during the year for:			
Interest	$ 2,532	$ 3,133	$ 5,360
Income taxes — net	2,301	1,568	5,114

Supplemental schedule of non-cash investing and financing activities:

Refer to Note C, "Supplemental Schedule of Non-cash Investing and Financing Activities".

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Comprehensive Earnings	Treasury Stock	Total
Balances at January 1, 2005	263,297	22,761	279,064	1,348		(255,766)	310,704
Net earnings			20,756		20,756		20,756
Cumulative translation adjustment				(786)	(786)		(786)
Minimum pension liability adjustment (net of tax of $455)				(806)	(806)		(806)
Comprehensive earnings					$19,164		
Cash dividends of $0.12 per share			(4,342)				(4,342)
Issued 812,315 shares in connection with acquisition of SMTEK	10,932						10,932
Returned 2,150 shares on restricted stock and cash bonus plan — net	11	21				(32)	
Issued 35,651 shares on exercise of stock option — net	250	41				(14)	277
Issued 41,084 shares on vesting of restricted stock units	473	(656)					(183)
Issued 643 shares under Direct Stock Purchase Plan	7						7
Issued 18,552 shares to former DCA Shareholders	113						113
Acquired 956,400 shares for treasury stock						(11,283)	(11,283)
Stock compensation	128	2,576					2,704
Balances at December 31, 2005	275,211	24,743	295,478	(244)		(267,095)	328,093
Net earnings			24,197		24,197		24,197
Cumulative translation adjustment				4,810	4,810		4,810
Minimum pension liability adjustment (net of tax of $50)				369	369		369
Comprehensive earnings					$29,376		
Adjustment to initially apply FAS No. 158, net of tax				(36,218)			(36,218)
Cash dividends of $0.12 per share			(4,305)				(4,305)
Issued 70,943 shares on exercise of stock option — net	575					(112)	463
Issued 64,372 shares on vesting of restricted stock units	767	(1,133)					(366)
Acquired 170,600 shares for treasury stock						(2,309)	(2,309)
Tax benefits on exercise of options		193					193
Stock compensation		4,096					4,096
Balances at December 31, 2006	$276,553	$27,899	$315,370	(31,283)		$(269,516)	$319,023
Net earnings			25,412		25,412		25,412
Cumulative translation adjustment				486	486		486
Other comprehensive income, net of tax							
Prior service costs				152	152		152
Unrecognized loss				837	837		837
Comprehensive Earnings					$26,887		
Cash Dividends of $0.12 per share			(4,234)				(4,234)
Returned 2,000 shares on restricted stock and cash bonus plan — net	27	38				(65)	—
Issued 50,400 shares on exercise of stock option — net	1,889						1,889
Exchanged 3,551 shares for stock options						(46)	(46)
Issued 199,087 shares on vesting of restricted stock units	447	(2,723)					(2,276)
Acquired 1,705,200 shares for treasury stock						(20,345)	(20,345)
Tax benefits on exercise of options		54					54
Stock compensation		3,295					3,295
Balances at December 31, 2007	$278,916	$28,563	$336,548	$(29,808)		$(289,972)	$324,247

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of CTS Corporation (CTS or the Company) and its wholly owned subsidiaries. Refer to Note B, "Acquisitions", for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Translation of Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS' Consolidated Statements of Earnings includes $1.1 million, $0.3 million, and ($0.5) million of foreign currency translation gain/(loss) for the years ended December 31, 2007, 2006, and 2005, respectively.

The assets and liabilities of CTS' United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings (loss)" component of shareholders' equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings: CTS reports comprehensive earnings in accordance with the Financial Accounting Standards Board's ("FASB") Financial Accounting Standard ("FAS") No. 130, "Reporting Comprehensive Income (Loss)". The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrecognized pension losses and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings" and "Accumulated Other Comprehensive Earnings (Loss)".

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	2007	2006
Accumulated translation	**$ 7,688**	$ 7,202
Unrecognized amounts relating to benefit plans:		
Net loss	**(35,530)**	(36,367)
Prior service costs	**(1,966)**	(2,118)
Accumulated other comprehensive loss	**$(29,808)**	$(31,283)

Revenue Recognition: Substantially all of CTS' revenue is from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends, and changes in customer demands. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk: The majority of cash and cash equivalents, is maintained in U.S. dollar demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Sales to Hewlett-Packard Company ("Hewlett-Packard") were 17% of net sales for the year ended December 31, 2007, 22% of net sales for the year ended December 31, 2006 and, 28% of net sales for the year ended December 31, 2005. Amounts due from Hewlett-Packard were $18 million at December 31, 2007 and $19 million at December 31, 2006. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with the FAS No. 128, "Earnings per Share". Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, "Earnings Per Share".

Equity-Based Compensation: Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R), "Share-Based Payment", which requires CTS to recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings. CTS elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, only applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards that were unvested as of January 1, 2006, CTS recognizes compensation expense in the Consolidated Statements of Earnings over the remaining vesting period. Prior to January 1, 2006, CTS accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees". See Note I, "Equity-Based Compensation", for a further description of the impact of the adoption of FAS No. 123(R) and the Company's stock compensation plans.

FAS No. 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model. CTS uses the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings. CTS' stock options primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, or FAS 109, *Accounting for Income Taxes*, as clarified by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of FAS No. 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer also to Note J, "Income Taxes".

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note H, "Retirement Plans".

Effective December 31, 2006, CTS adopted the provisions of FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R)". FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation - in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, "Employers' Accounting for Pensions", or FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position; and d) disclosure in the notes to financial statement additional information about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these prospectively.

Intangible Assets: CTS does not amortize goodwill, but tests it annually for impairment using a fair value approach at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. CTS would recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. CTS uses discounted cash flows to establish fair values.

CTS amortizes the cost of other intangibles over a straight-line basis using their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer also to Note E, "Intangible Assets".

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS has estimated the fair value of its long-term debt to be $68 million, or $4 million less than the carrying value of $72.0 million. The estimated fair value of long-term debt was based on quoted dealer prices for the same or similar issues.

Amortization of Debt Issue Costs: CTS has debt issue costs that relate to the Company's long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.6 million in 2007, $0.6 million in 2006, and $0.8 million in 2005 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Recent Accounting Pronouncements

FAS No. 157, "Fair Value Measurements"

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. FAS No. 157 is effective for CTS beginning January 1, 2008. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS No. 159"). FAS No. 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. This statement is effective for CTS beginning January 1, 2008. CTS does not expect FAS No. 159 to have a material impact on its consolidated financial statements.

FASB Staff Position FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48"

In May 2007, the FASB issued FASB Staff Position FIN 48-1 that amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. CTS has adopted FSP FIN 48-1 and the provisions do not have a material impact on its consolidated financial statements.

EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"

In June 2007, the EITF reached a consensus on EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that a realized income tax benefit from dividends that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares and units should be recognized as an increase to additional paid-in capital. The provisions of this EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. CTS currently pays dividends on its unvested Restricted Stock under the 1988 Plan. CTS reviewed the provisions of EITF 06-11 and does not expect the provisions to have a material impact on its consolidated financial statements.

EITF 07-3, "Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities"

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods and Services to Be Used in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 provides that nonrefundable advance payments for future research and development activities should be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The provisions of this EITF are effective for fiscal years beginning after December 15, 2007. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FAS No. 141(R), "Business Combinations"

In December 2007, the FASB issued FAS No. 141(R), "Business Combinations" ("FAS No. 141(R)"), which replaces FAS No. 141, "Business Combinations" ("FAS No. 141"). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141's cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated beginning on or after December 15, 2008. CTS does not expect the provisions of FAS No. 141(R) to have a material impact on its consolidated financial statements.

FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51"

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("FAS No. 160"). Although FAS No. 160 retains the general accounting consolidation procedures regarding noncontrolling interests, there are two key changes provided by FAS No. 160. First, accumulated losses attributable to such interests can exceed the original investment in the noncontrolling interest. That is, a noncontrolling interest can be in a debit position. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either "mezzanine" (temporary) equity or liability. This statement is effective for fiscal years beginning after December 15, 2008. CTS does not expect the provisions of FAS No. 160 to have a material impact on its consolidated financial statements.

NOTE B — Acquisitions

In December 2007, CTS acquired the business assets of Alpha Ceramics, Inc ("Alpha"), a privately held company, for $2.0 million. These assets were acquired with $1.0 million cash on hand and incurrence of a $1.0 million liability. The results of operations have been included in the consolidated financial statements since that date. Alpha Ceramics provides piezoceramic materials for sensor and transducer manufacturers in military and aerospace markets. The assets acquired include machinery and equipment, inventory, and certain intellectual property. The acquisition has been accounted for using the purchase method of accounting in accordance with FAS No. 141, whereby the total purchase price has been allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition is immaterial to CTS' results of operations.

Effective January 31, 2005, CTS acquired 100% of the outstanding capital stock of SMTEK International Inc. "SMTEK". The results of SMTEK's operations have been included in the consolidated financial statements since that date. SMTEK is an EMS provider serving original equipment manufacturers in the medical, industrial, instrumentation, telecommunications, security, financial services, automation, aerospace and defense industries. SMTEK had four facilities located in Moorpark and Santa Clara, California; Marlborough, Massachusetts; and Bangkok, Thailand. Subsequent to the acquisition, CTS consolidated the Marlborough, Massachusetts facility into its Londonderry, New Hampshire facility.

The following table presents CTS' unaudited pro forma consolidated results of operations for the twelve months ended December 31, 2005 as if the acquisition had been completed at the beginning of the period. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

($ in thousands, except per share amounts)	Pro forma Twelve Months Ended Year Ended December 31, 2005
Revenues	$627,531
Net income	$ 20,930
Earnings per share:	
Basic	$ 0.58
Diluted	$ 0.53

NOTE C — Supplemental Schedule of Noncash Investing and Financing Activities

In January 2005, the Company purchased 100% of the capital stock of SMTEK. In conjunction with the acquisition, CTS issued common stock and assumed liabilities as follows (refer also to Note B, "Acquisitions"):

($ in millions)	
Cash paid	$37.2
Fair value of stock issued	10.9
Liabilities assumed	32.8
Fair value of assets acquired	$80.9

In December 2007, CTS acquired the business assets of Alpha. The acquisition was made as follows (refer also to Note B, "Acquisitions"):

($ in millions)	
Cash paid	$1.0
Liabilities assumed	1.0
Fair value of assets acquired	$2.0

NOTE D — Earnings Per Share

FAS No. 128, "Earnings per Share", requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share ("EPS") computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2007, 2006, and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

(In thousands of dollars, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2007			
Basic EPS	**$25,412**	**35,498**	**$0.72**
Effect of dilutive securities:			
Equity-based compensation plans		**472**	
Convertible debt	**998**	**4,000**	
Diluted EPS	**$26,410**	**39,970**	**$0.66**
2006			
Basic EPS	$24,197	35,826	$0.68
Effect of dilutive securities:			
Equity-based compensation plans		402	
Convertible debt	984	4,000	
Diluted EPS	$25,181	40,228	$0.63
2005			
Basic EPS	$20,756	36,307	$0.57
Effect of dilutive securities:			
Equity-based compensation plans		653	
Convertible debt	978	4,000	
Diluted EPS	$21,734	40,960	$0.53

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2007, 2006, and 2005 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Year Ended December 31, 2007	2006	2005
Stock options where the exercise price exceeds the average market price of common shares during the period	**647**	695	659
Securities related to subordinated convertible debt	**—**	—	1,060

Note E — Intangible Assets

CTS has the following intangible assets as of December 31:

($ in thousands)	2007 Gross Carrying Amount	2007 Accumulated Amortization	2006 Gross Carrying Amount	2006 Accumulated Amortization
Amortized intangible assets:				
Customer lists/relationships	**$47,284**	**$(12,543)**	$47,075	$(10,501)
Patents	**10,319**	**(8,815)**	10,319	(7,744)
Employment agreements	**142**	**(142)**	142	(137)
Other intangibles	**500**	**(2)**	—	—
Total	**58,245**	**(21,502)**	57,536	(18,382)
Goodwill	**24,657**	**—**	24,657	—
Total intangible assets	**$82,902**	**$(21,502)**	$82,193	$(18,382)

Of the net intangible assets at December 31, 2007, $32.5 million relates to the EMS segment and $28.9 million relates to the Components and Sensors segment. Of the $24.7 million of goodwill, $24.2 million relates to the EMS segment and $0.5 million relates to the Components and Sensors segment. CTS recorded amortization expense of $3.1 million, $3.2 million, and $3.4 million for the years ended December 31, 2007, 2006, and 2005, respectively. CTS estimates annual amortization expense of $3.2 million in 2008, $2.6 million in 2009, $2.2 million in 2010, $2.1 million in 2011, $2.1 million in 2012 and $24.6 million thereafter.

NOTE F — Notes Payable

CTS had line of credit arrangements of $24.8 million and $27.2 million at December 31, 2007 and 2006, respectively. CTS had $1.0 million and $5.4 million outstanding at December 31, 2007 and December 31, 2006, respectively. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2007 are unsecured. However, one line of credit for $0.8 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 5.5% in 2007 and 5.4% in 2006.

NOTE G — Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2007	2006
Revolving credit agreement, weighted-average interest rate of 5.6% (2007), due in 2011	**$12,000**	$ —
Convertible, senior subordinated debentures at a weighted-average rate of 2.1%, due in 2024	**60,000**	60,000
Term loan, interest 8.0% (2007) and 7.3% (2006) due in 2011	**—**	821
	72,000	60,821
Less current maturities	**—**	186
Total long-term debt	**$72,000**	$60,635

The debt matures as follows: 2008 — $0 million; 2009 — $0 million, 2010 — $0 million; 2011 — $12 million; 2012 — $0; thereafter — $60.0 million.

On June 27, 2006, CTS entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $150 million. There was $12.0 million outstanding under the revolving credit agreement at December 31, 2007. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2007. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2007. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

CTS has $60 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the 2.125% debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

The conversion price of the 2.125% debentures will be adjusted if CTS completes certain transactions, including: distribution of shares as a dividend to substantially all shareholders; subdivision, combination or reclassification of its common stock; distribution of stock purchase warrants to substantially all shareholders; distribution of cash, stock or property to shareholders in excess of $0.03 per share; or purchase of its common stock pursuant to a tender offer or exchange offer under certain circumstances.

Holders may convert the 2.125% debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2007, none of the conditions for conversion of the 2.125% debentures were satisfied.

CTS may, at its option, redeem all or a portion of the 2.125% debentures for cash at any time on or after May 1, 2009, at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest at the redemption date. Holders may require CTS to purchase for cash all or part of their notes on May 1, 2009, 2014, and 2019, or upon the occurrence of certain events, at 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the date of purchase.

CTS has a registration rights agreement relating to the 2.125% debentures which became effective in 2004. CTS had an obligation to keep the registration statement continuously effective for a period of two years, which expired in May 2006. The registration rights agreement provided that in the event of a default in this obligation, CTS was subject to an additional interest penalty of 0.25% per annum of the principal for the first 90 days of default and 0.5% per annum of principal thereafter. Accordingly, as of December 31, 2006, there was no interest penalty that CTS could incur as a result of the failure to maintain an effective registration statement.

In connection with the acquisition of SMTEK, CTS assumed a term loan, which had a balance of $0.8 million at December 31, 2006. The term loan was secured by machinery and equipment of the Thailand manufacturing facility and was repaid by CTS during 2007.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 18% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

Effective December 31, 2006, CTS adopted all of the provisions of FAS No. 158, "Employers' Accounting for Defined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, "Employers' Accounting for Pensions," or FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position; and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2007 and 2006. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

($ in thousands)	Pension Plans 2007	Pension Plans 2006	Other Postretirement Benefit Plan 2007	Other Postretirement Benefit Plan 2006
Accumulated benefit obligation	**$201,767**	$199,929	**$ 5,723**	$ 5,338
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$216,927**	$208,579	**$ 5,338**	$ 5,145
Service cost	**4,763**	5,113	**22**	19
Interest cost	**11,961**	12,087	**333**	299
Plan amendment and other	**1,468**	1,785	**—**	—
Actuarial (gain) loss	**(11,849)**	87	**164**	118
Benefits paid	**(13,042)**	(10,341)	**(134)**	(161)
Curtailment	**—**	(383)	**—**	(82)
Projected benefit obligation at December 31	**$210,228**	$216,927	**$ 5,723**	$ 5,338
Change in plan assets:				
Assets at fair value at January 1	**$306,344**	$277,035	**$ —**	$ —
Actual return on assets	**12,209**	37,726	**—**	—
Company contributions	**3,070**	1,109	**134**	161
Benefits paid	**(13,042)**	(10,341)	**(134)**	(161)
Other	**270**	815	**—**	—
Assets at fair value at December 31	**$308,851**	$306,344	**$ —**	$ —
Funded status (plan assets less projected benefit obligations)	**$ 98,623**	$ 89,417	**$(5,723)**	$(5,338)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

($ in thousands)	Pension Plans 2007	Pension Plans 2006	Other Postretirement Benefit Plan 2007	Other Postretirement Benefit Plan 2006
Prepaid pension asset	**$107,150**	$100,666	**$ —**	$ —
Other accrued liabilities	**(892)**	(167)	**(377)**	(370)
Other long-term obligations	**(7,635)**	(11,082)	**(5,346)**	(4,968)
	$ 98,623	$ 89,417	**$(5,723)**	$(5,338)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2007:

($ in thousands)	Pension Plans Unrecognized Loss	Pension Plans Prior Service Cost	Pension Plans Total	Post Retirement Plans Unrecognized Loss	Post Retirement Plans Prior Service Cost	Post Retirement Plans Total
Balance at January 1, 2007	**$36,333**	**$2,117**	**$38,450**	**$ 34**	**$ 1**	**$ 35**
Amortization of retirement benefits, net of tax	**(1,949)[1]**	**(557)[2]**	**(2,506)**	**—**	**(1)[2]**	**(1)**
Reclassification adjustments	**1,012**	**405[3]**	**1,417**	**100**	**1**	**101**
Balance at December 31, 2007	**$35,396**	**$1,965**	**$37,361**	**$134**	**$ 1**	**$135**

(1) Amortization of net actuarial loss, net of tax
(2) Amortization of prior service cost, net of tax
(3) Amendment to plan, net of tax

Of these amounts, CTS expects to recognize approximately $2.1 million and $0.5 million of losses and prior service costs, respectively, in 2008 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2008.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2007 and 2006 is shown below:

($ in thousands)	2007	2006
Projected benefit obligation	**$10,047**	$21,012
Accumulated benefit obligation	**8,260**	18,916
Fair value of plan assets	**1,520**	9,763

Net pension (income)/postretirement expense in 2007, 2006, and 2005 includes the following components:

($ in thousands)	Pension Plans 2007	2006	2005	Other Postretirement Benefit Plan 2007	2006	2005
Service cost	$ 4,763	$ 5,113	$ 5,236	$ 22	$ 19	$ 29
Interest cost	11,961	12,086	11,338	333	299	318
Expected return on plan assets[1]	(25,386)	(24,739)	(25,661)	—	—	—
Amortization of unrecognized:						
Transition obligation	—	—	(304)	—	—	—
Prior service cost	923	482	799	1	1	—
Loss	3,020	2,716	1,125	—	—	—
Curtailment loss	—	325	475	—	(81)	—
Additional cost due to early retirement	207	—	—	—	—	—
Net (income) expense	$ (4,512)	$ (4,017)	$ (6,992)	$ 356	$ 238	$ 347
Weighted-average actuarial assumptions[2]						
Benefit obligation assumptions:						
Discount rate	6.47%	5.72%	5.93%	6.50%	5.75%	6.00%
Rate of compensation increase	4.81%	4.78%	4.70%	—	—	—
Pension income/postretirement Expense assumptions:						
Discount rate	5.71%	5.92%	5.94%	5.75%	6.00%	6.00%
Expected return on plan assets[1]	8.43%	8.43%	8.45%	—	—	—
Rate of compensation increase	4.81%	4.70%	4.83%	—	—	—

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS' utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS pension plan asset allocation at December 31, 2007 and 2006, and target allocation for 2008 by asset category are as follows:

Asset Category	Target Allocations 2008	Percentage of Plan Assets at December 31, 2007	2006
Equity securities[1]	70%	67%	67%
Debt securities	20%	28%	30%
Other	10%	5%	3%
Total	100%	100%	100%

(1) Equity securities include CTS common stock in the amounts of approximately $14.5 million (5% of total plan assets) at December 31, 2007 and approximately $23 million (8% of total plan assets) at December 31, 2006.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small, and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2008 are $1.7 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2008	$13,125	$ 377
2009	13,248	381
2010	14,137	384
2011	17,196	387
2012	15,537	387
Thereafter	88,454	1,881

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.8 million in 2007, $2.9 million in 2006, and $3.3 million in 2005.

NOTE I — Equity-Based Compensation

Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R). FAS No. 123(R) requires that CTS recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.

Prior to January 1, 2006, CTS accounted for equity-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and its related Interpretations. Accordingly, equity-based compensation expense was not recognized in the Consolidated Statements of Earnings for stock options granted with an exercise price equal to the market value of the common stock on the grant date. However, prior years' financial statements did include pro forma disclosures for equity-based awards as if the fair-value approach had been followed. The following table presents the pro forma net earnings and net earnings per share for the year ending December 31, 2005, as if CTS had applied the provisions of FAS No. 123(R) during this period:

($ in thousands, except per share amounts)	Year-Ended December 31, 2005
Net earnings, as reported	$20,756
Deduct: Equity-based employee compensation cost, net of tax, if fair value based method were used	(888)
Pro forma net earnings	$19,868
Net earnings per share — basic	$ 0.57
Pro forma net earnings per share — basic	0.55
Net earnings per share — diluted	0.53
Pro forma net earnings per share — diluted	$ 0.51

In December 2005, CTS' Board of Directors approved the accelerated vesting of approximately 70,000 unvested and "out-of-the-money" stock options with exercise prices ranging from $14.02 — $16.24 that were previously granted under an employee stock option plan. These options became immediately exercisable on December 31, 2005. The pro forma net income disclosed in this note includes approximately $310,000 of expense, or $0.01 per diluted share, related to this accelerated vesting. Accordingly, the 2005 pro forma amounts are not necessarily indicative of future annual expense to be recognized by CTS under FAS No. 123(R).

CTS has elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, has applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards which were unvested as of January 1, 2006, CTS is recognizing compensation expense in the Consolidated Statements of Earnings over the remaining vesting period. The compensation expense for these awards will be based on the grant-date fair value as calculated for the prior years' pro forma disclosures. As allowed under the modified prospective transition method, the financial results for prior periods have not been restated. The cumulative effect of the change in accounting principle from APB Opinion No. 25 was not material.

At December 31, 2007, CTS had five equity-based compensation plans: the 1988 Restricted Stock and Cash Bonus Plan ("1988 Plan"), the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), and the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"). All of these plans, except the Directors' Plan were approved by shareholders. As of December 2004, additional grants can only be made under the 2004 Plan. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' Board of Directors. In addition, the 2004 Plan allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings for the years, ending December 31, 2007, 2006, and 2005 relating to equity-based compensation plans:

($ in thousands)	Year Ended December 31 2007	2006	2005
Stock options[1]	**$ 371**	$1,033	$ 101
Restricted stock units	**2,797**	2,826	2,289
Restricted stock	**127**	212	478
Total	**$3,295**	$4,071	$2,868

(1) Stock option expense includes $14, $45 and $101 ending December 31, 2007, 2006, and 2005, respectively, related to non-employee director stock options.

The following table summarizes the plan status as of December 31, 2007:

	2004 Plan	2001 Plan	1996 Plan
Awards originally available	6,500,000	2,000,000	1,200,000
Stock options outstanding	313,850	825,938	286,850
Restricted stock units outstanding	595,148	—	—
Awards exercisable	172,363	820,338	286,850
Awards available for grant	5,286,070	—	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

($ in thousands)	Year Ended December 31 2006	2005
Expected volatility	**53.3-58.2%**	52.4%
Weighted-average expected volatility	**54.1%**	52.4%
Expected dividends	**0.9%**	1.1%
Expected term	**4.0-10.0 years**	10.0 years
Weighted-average risk-free rate	**5.1%**	4.1%

A summary of the status of stock options as of December 31, 2007, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	**1,526,863**	**$15.88**		
Granted	—	—		
Exercised	**(50,400)**	**8.76**		
Expired	**(34,100)**	**21.67**		
Forfeited	**(15,725)**	**12.29**		
Outstanding at December 31, 2007	**1,426,638**	**$16.06**	**4.5 years**	**$666**
Exercisable at December 31, 2007	**1,268,051**	**$16.53**	**4.2 years**	**$666**

The weighted-average grant-date fair value of options granted during the years 2006 and 2005 was $6.53 and $6.50 respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $0.2 million, $0.4 million, and $0.1 million, respectively. The exercise price of options granted during the years ended December 31, 2006 and 2005 equaled the trading price of the Company's stock on the grant date. No stock options were granted during the year ended December 31, 2007.

A summary of the nonvested stock options as of December 31, 2007, and changes during the year then ended, is presented below:

($ in thousands, except per share amounts)	2007 Options	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	**340,900**	**$6.11**
Granted	—	—
Vested	**(166,588)**	**5.69**
Forfeited	**(15,725)**	**7.58**
Nonvested at December 31, 2007	**158,587**[(1)]	**$6.41**

(1) Based on historical experience, CTS currently expects approximately all of these options to vest.

The total fair value of options vested during the years ended December 31, 2007, 2006, and 2005 was approximately $0.9 million, $1.1 million, and $2.9 million, respectively. As of December 31, 2007, there was $.2 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 1.25 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/07	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/07	Weighted-Average Exercise Price
$7.70 - 11.11	796,113	5.6	$ 9.43	705,376	$ 9.21
13.68 - 16.24	227,800	5.7	14.12	159,950	14.27
23.00 - 33.63	301,975	3.0	24.64	301,975	24.64
35.97 - 79.25	100,750	2.7	47.09	100,750	47.09

Service-Based Restricted Stock Units

Service-based restricted stock units (RSUs) entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a five-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of RSU activity as of December 31, 2007, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

RSUs	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	658,138	$12.21		
Granted	231,350	11.89		
Converted	(213,287)	12.75		
Forfeited	(81,053)	12.17		
Outstanding at December 31, 2007	595,148	$12.14	5.3 years	$5,910
Convertible at December 31, 2007	63,838	$12.42	13.1 years	$ 634

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2007, 2006, and 2005 was $11.89, $13.80, and $11.82, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2007 and 2006 was $2.8 million, and $0.5 million, respectively.

A summary of the nonvested RSUs as of December 31, 2007, and changes during the year then ended, is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2007	629,700	$12.42
Granted	231,350	11.89
Vested	(248,687)	12.66
Forfeited	(81,053)	12.17
Nonvested at December 31, 2007	531,310	$12.11

The total fair value of RSUs vested during the years ended December 31, 2007 and 2006 was approximately $3.1 million and $1.3 million, respectively. As of December 31, 2007, there was $3.2 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.72 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

During the first quarter of 2007, CTS established performance-based restricted stock unit awards for certain executives. Executives will receive between 0% to 200% of their target awards based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. Restricted stock unit awards will be made in 2008 following a determination of the extent to which performance goals were achieved. Each performance-based restricted stock unit will cliff vest and convert to one share of CTS common stock three years after the end of the 2007 fiscal year. CTS reviews its assumptions about the level of performance goal achievement on a quarterly basis and to adjust the related compensation expense accordingly. CTS recorded compensation expense of approximately $32,000 related to performance-based restricted stock units during the year-ended December 31, 2007.

Market-Based Restricted Stock Units

In July 2007, CTS established a market-based restricted stock unit award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting will occur, if at all, at a rate of 0 to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return. CTS recorded compensation expense of approximately $18,000 related to market-based restricted stock units during the year ended December 31, 2007.

Restricted Stock and Cash Bonus Plan

CTS' 1988 Plan originally reserved 2,400,000 shares of CTS' common stock for sale at market price, or award, to key employees. Under the 1988 Plan, 9,600 shares of Restricted Stock were outstanding as of December 31, 2007. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the grant date. In addition, the 1988 Plan provides for a cash bonus to the participant equal to the fair market value of shares on the dates restrictions lapse, in the case of an award. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award. As of December 31, 2007, there was $33,170 of total unrecognized compensation cost related to nonvested Restricted Stock. That cost is expected to be recognized over a weighted-average period of 0.5 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Stock Retirement Plan

The Directors' Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2004 Plan.

NOTE J — Income Taxes

Earnings before income taxes consist of the following:

($ in thousands)	2007	2006	2005
Domestic	**$12,065**	$11,584	$11,335
Non-U.S.	**20,410**	19,082	21,661
Total	**$32,475**	$30,666	$32,996

Significant components of income tax provision are as follows:

($ in thousands)	2007	2006	2005
Current:			
Federal	**$ —**	$ 318	$(1,419)
State	**463**	365	578
Non-U.S.	**5,028**	3,903	4,818
Total Current	**5,491**	4,586	3,977
Deferred:			
Federal	**1,781**	886	5,535
State	**371**	939	800
Non-U.S.	**(580)**	58	1,928
Total Deferred	**1,572**	1,883	8,263
Total Provision for Income Taxes	**$7,063**	$6,469	$12,240

Significant components of the CTS' deferred tax liabilities and assets at December 31, 2007 and 2006 are:

($ in thousands)	2007	2006
Pensions	**$ 40,673**	$ 38,345
Depreciation	**1,605**	4,075
Other	**4,366**	1,978
Unrealized Foreign Exchange Gain	**1,594**	594
Gross deferred tax liabilities	**$ 48,238**	$ 44,992
Postretirement benefits	**2,018**	1,792
Inventory reserves	**946**	1,112
Loss carryforwards	**75,631**	74,590
Credit carryforwards	**11,669**	12,173
Nondeductible accruals	**6,402**	10,215
Research expenditures	**11,497**	8,775
Other	**1,824**	2,433
Gross deferred tax assets	**109,987**	111,090
Net deferred tax assets	**61,749**	66,098
Deferred tax asset valuation allowance	**(19,406)**	(17,207)
Total	**$ 42,343**	$ 48,891

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $19.4 million should be provided for certain deferred tax assets. The $2.2 million increase in the valuation allowance from December 31, 2006 to 2007 is due to an increase in the valuation allowance related to state net operating loss carryforwards of $1.5 million and a net increase in loss carryforwards in certain foreign jurisdictions of $0.7 million. As of December 31, 2007, the $19.4 million valuation allowance includes $8.3 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $5.6 million related to foreign net operating losses. A valuation allowance of $5.6 million has been recorded against CTS Tianjin's net tax assets, including a net operating loss carryforward asset of approximately $4.1 million expiring in 2008-2010. The Company assessed both positive and negative evidence related to the losses and determined that it is more likely than not that the net operating loss will expire unutilized, especially in light of the short carry-forward period. However, the Company continues to monitor CTS Tianjin's results and it is reasonably possible that earnings by Tianjin in 2008 may cause management's assessment to change. If that happens, a release of a portion, or all, of the $5.6 million valuation allowance could occur.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. Statutory income tax rate as follows:

	2007	2006	2005
Taxes at the U.S. statutory rate	**35.00%**	35.00%	35.00%
State income taxes, net of federal income tax benefit	**1.67%**	2.80%	1.50%
Non-US income taxed at rates different than the U.S. statutory rate	**(16.00)%**	(15.60)%	(8.60)%
Tax exempt earnings	**(0.00)%**	(0.40)%	(0.40)%
Benefit of scheduled tax credits and adjustment of valuation allowance	**(0.20)%**	(1.20)%	(4.40)%
Other	**1.28%**	0.50%	1.00%
Tax rate before the benefit of reversal of reserves and HIA dividend	**21.75%**	21.10%	24.10%
Tax Benefit, reversal of reserves	**0.00%**	0.00%	(5.10)%
Tax Expense, HIA Dividend income	**0.00%**	0.00%	18.10%
Effective income tax rate	**21.75%**	21.10%	37.10%

During 2007, CTS changed its effective tax rate from 21.10% to 21.75%. The higher tax rate reflects an increased percentage of earnings in low-tax jurisdictions that are offset by unfavorable changes in certain foreign statutory tax and exchange rates. These lower tax rates in certain foreign jurisdictions resulted in a reduction to the deferred tax assets and a corresponding increase to the tax expense in these jurisdictions. In the future, CTS expects to benefit from the lower tax rates in these jurisdictions.

CTS' relatively low tax rate reflects tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire in 2009-2011.

At December 31, 2007, no provision had been made for U.S. federal and state income taxes on approximately $173 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2007 or 2006 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $55 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2008 through 2016. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax positions recognized in accordance with FAS No. 109, "Accounting for Income Taxes". FIN 48 requires that an enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of benefit to recognize in the financial statements.

The Company or one of its subsidiaries files income tax returns in the U.S. Federal, various state, and foreign jurisdictions. The Company's tax years are subject to examination from 2003-2006 for all U.S. jurisdictions. International tax open years range from 2001-2006 based on the local statutes. U.S. taxing authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards and apply any changes to open tax years.

At the date of adoption, CTS had approximately $4.3 million of unrecognized tax benefits, which, if recognized, would affect the effective tax rate. Of this amount, approximately $3.6 million was reclassified from current tax liabilities to a reduction of the long-term deferred tax asset in accordance with the provisions of FIN 48. The remaining $0.7 million was reclassified from current tax liabilities to long term deferred tax liabilities. Adoption of this interpretation had no other impact on the Company's consolidated financial statements, and the Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or due to statutes lapsing.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)	2007
Balance at January 1, 2007	**$4,276**
Additions based on tax positions related to the current year	**60**
Additions for tax positions of prior years	**116**
Settlements	**(96)**
Balance at December 31, 2007	**$4,356**

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2007, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Capital Stock

CTS adopted a Rights Plan on August 28, 1998. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right ("Right") for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan will initially entitle registered holders of common stock to purchase one one-hundredth of a share of CTS' Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights will be exercisable only if a person or group (1) acquires or obtains the right to acquire 15% or more of the common stock or (2) announces a tender offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights are redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a shareholder of CTS. The Rights will expire on August 27, 2008, unless redeemed or exchanged by CTS prior to that date.

NOTE L — Treasury Stock

Common stock held in treasury at December 31, 2007 totaled 19,606,459 shares with a cost of $290 million, compared to 17,895,708 shares with a cost of $269.5 million at December 31, 2006.

In November 2005, CTS' Board of Directors authorized a program to repurchase up to one million shares of CTS common stock. The authorization expired June 30, 2007. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2007, CTS repurchased 395,000 shares of common stock at a total cost of $4.9 million before the program expired.

In June 2007, CTS Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market. The authorization expires on June 30, 2009. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. Since June 30, 2007 CTS has repurchased 1,310,200 shares at a total cost of $15.4 million, under this program.

NOTE M — Segments

FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. CTS has two reportable segments: 1) Electronics Manufacturing Services ("EMS") and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an original equipment manufacturer ("OEM") or other contract manufacturer. Additionally for some customers CTS provides full turnkey manufacturing and completion including design, bill-of-material, management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges, interest, and income taxes.

Summarized financial information concerning CTS' reportable segments for the years end December 31, 2007, 2006, and 2005 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2007			
Net sales to external customers	**$405,708**	**$280,237**	**$685,945**
Segment operating earnings	**10,175**	**24,716**	**34,891**
Total assets	**180,785**	**362,907**	**543,692**
Depreciation and amortization	**7,103**	**15,715**	**22,818**
Capital expenditures	**7,730**	**8,328**	**16,058**
2006			
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	6,179	30,963	37,142
Total assets	169,623	358,210	527,833
Depreciation and amortization	6,843	18,053	24,896
Capital expenditures	6,057	9,730	15,787
2005			
Net sales to external customers	$364,458	$253,026	$617,484
Segment operating earnings	7,705	30,227[1]	37,932
Total assets	159,822	374,007	533,829
Depreciation and amortization	6,649	20,410	27,059
Capital expenditures	5,844	9,165	15,009

(1) Includes $3.1 million of gain on asset sales.

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income is shown in the following table:

($ in thousands)	Year Ended December 31, 2007	2006	2005
Total segment operating earnings	**$34,891**	$37,142	$37,932
Interest expense	**(3,100)**	(3,654)	(5,902)
Interest income	**2,052**	934	1,300
Other income (expense)	**1,248**	568	(334)
Restructuring and restructuring-related charges — Components and Sensors	**(788)**	(3,849)	—
Restructuring and restructuring-related charges — EMS	**(1,828)**	(475)	—
Earnings before income taxes	**$32,475**	$30,666	$32,996

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	Year Ended December 31, 2007	2006	2005
Net Sales			
United States	**$270,123**	$263,097	$278,397
Singapore	**158,092**	173,118	143,815
United Kingdom	**82,162**	82,178	87,411
China	**90,033**	77,713	66,528
Canada	**50,151**	40,277	27,303
Other non-U.S.	**35,384**	19,231	14,030
Consolidated net sales	**$685,945**	$655,614	$617,484

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	Year Ended December 31, 2007	2006	2005
Long-Lived Assets			
United States	**$25,916**	$24,296	$ 38,487
China	**34,291**	35,560	37,254
United Kingdom	**11,528**	15,637	16,493
Singapore	**8,439**	9,845	7,550
Canada	**4,570**	5,373	5,545
Taiwan	**3,349**	2,065	1,880
Other non-U.S.	**4,732**	3,692	2,444
Consolidated long-lived assets	**$92,825**	$96,468	$109,653

The EMS segment revenues from Hewlett-Packard represented $117 million, or 29%, $143.2 million, or 37%, and $173.3 million, or 48%, of the segment's revenue for the years ended December 31, 2007, 2006, and 2005, respectively.

NOTE N — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position, results of operations, or cash flows of CTS.

NOTE O — Leases

CTS incurred approximately $6.1 million of rent expense in 2007, $5.7 million in 2006, and $8.1 million in 2005. The future minimum lease payments under the Company's operating leases are $7.1 million in 2008, $6.6 million in 2009, $5.3 million in 2010, $4.0 million in 2011, $2.0 million in 2012, and $4.7 million thereafter.

NOTE P — Restructuring Charges

In January 2006, CTS announced its intention to consolidate its Berne, Indiana manufacturing operations into three of its other existing facilities. Automotive product operations at Berne were transferred to CTS' automotive facilities in Matamoros, Mexico and Elkhart, Indiana. Electronic components operations in Berne were moved to CTS' Singapore facility. The Berne facility is currently being marketed for sale. As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded.

The following table displays the planned costs associated with the Berne consolidation, as well as a summary of the actual costs incurred through December 31, 2006:

($ in millions)	Planned Costs	Actual incurred through December 31, 2006
Workforce reduction	$3.1	$2.6
Postemployment obligation curtailment net — Note H	0.2	0.2
Other	0.1	0.1
Restructuring charge	3.4	2.9
Equipment relocation	0.3	0.5
Other employee related costs	0.3	0.5
Restructuring-related costs	0.6	1.0
Total restructuring and restructuring-related costs	$4.0	$3.9

Additionally, during 2006, CTS recorded a pre-tax restructuring charge of $0.4 million, or $0.3 million after-tax and $0.01 per diluted share, when it revised its estimate of the fair value of the remaining net liability of the operating lease for the idle Marlborough facility.

Of the restructuring and restructuring-related costs, $3.9 million relates to the Components and Sensors segment and $0.4 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statement of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity for the Berne consolidation for the year ending December 31, 2006:

($ in millions)	2006	2007
Restructuring liability at January 1	$ —	$ 0.2
2006 charge	3.9	—
Costs paid	(3.7)	(0.2)
Restructuring liability at December 31	0.2	—

In November 2007, CTS announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007. The realignment is intended to create synergies by further enhancing the Company's shared services model to include manufacturing support functions at its locations that serve more than one business. As of December 31, 2007, the realignment plans were substantially complete, with all expected charges recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2007:

($ in millions)	Planned Costs	Actual incurred through December 31, 2007
Workforce reduction	$1.7	$1.5
Asset Impairments	0.9	0.9
Restructuring charge	2.6	2.4
Equipment relocation	0.2	—
Other costs	0.2	0.2
Restructuring-related costs	0.4	0.2
Total restructuring and restructuring-related costs	$3.0	$2.6

Of the restructuring and restructuring-related costs incurred, $0.8 million relates to the Components and Sensors segment and $1.8 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the year ending December 31, 2007:

($ in thousands, except per share amounts)	2007
Restructuring liability at January 1, 2007	$ —
Restructuring charge	2.6
Cost paid	$(2.0)
Restructuring liability at December 31, 2007	$ 0.6

NOTE Q — Subsequent Events

In January 2008, CTS acquired Tusonix, Inc ("Tusonix"), a privately held company for $12.25 million in cash. Tusonix is a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference filters, capacitor assemblies and related components, serving the military, industrial, instrumentation and telecom markets. The company operates from facilities in Tucson, Arizona and Nogales, Mexico. The acquisition will be accounted for in the first quarter of fiscal 2008 using the purchase method of accounting in accordance with FAS No. 141, "Business Combinations". Accordingly, the net assets will be recorded at their estimated fair values, and operating results will be included in our financial statements from the date of acquisition.

NOTE R — Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

	Net Sales	Gross Margins	Operating Earnings	Net Earnings
2007				
4th quarter	**$178,273**	**$ 35,617**	**$ 9,508**	**$ 7,667**
3rd quarter	**174,790**	**33,793**	**9,917**	**7,794**
2nd quarter	**169,624**	**32,944**	**7,902**	**5,905**
1st quarter	**163,258**	**30,338**	**4,948**	**4,046**
	$685,945	**$132,692**	**$32,275**	**$25,412**
2006				
4th quarter	$173,520	$ 29,916	$ 9,141	$ 7,651
3rd quarter	165,676	29,105	8,524	6,247
2nd quarter	165,925	31,768	7,556	5,259
1st quarter	150,493	30,041	7,597	5,040
	$655,614	$120,830	$32,818	$24,197

CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Expense	Charged to Other Accounts		
	(In thousands of dollars)				
Year ended December 31, 2007:					
Allowance for doubtful accounts	$2,139	$ 122	$ —	$ (957)	$1,304
Inventory reserve provision	$5,428	$3,713	$ —	$(2,749)	$6,392
Year ended December 31, 2006:					
Allowance for doubtful accounts	$2,373	$ 883	$ —	$(1,117)[1]	$2,139
Inventory reserve provision	$6,187	$3,184	$ —	$(3,943)	$5,428
Year ended December 31, 2005:					
Allowance for doubtful accounts	$1,450	$ 577	$426[2]	$ (80)	$2,373
Inventory reserve provision	$5,648	$2,883	$857[2]	$(3,201)	$6,187

(1) Majority of deductions relates to the write-off of receivables due from Delphi Automotive Systems, which declared Chapter 11 bankruptcy.

(2) Amounts relate to the acquisition of SMTEK International, Inc. Refer also to Note B, "Acquisitions," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15(1)(1) and (2).

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

As of December 31, 2007

CTS Corporation (Registrant), an Indiana corporation

Subsidiary:	Jurisdiction
CTS Corporation	Delaware
CTS of Panama, Inc.	Republic of Panama
CTS Components Taiwan, Ltd.	Republic of China
CTS Electro de Matamoros, S.A	Republic of Mexico
CTS Japan, Inc.	Japan
CTS International B.V.	The Netherlands
CTS Czech Republic S.R.O.	Czech Republic
CTS Singapore Pte., Ltd.	Republic of Singapore
CTS (Tianjin) Electronics Company Ltd.	People's Republic of China
CTS (Dongguan) Electronics Company, Ltd.	People's Republic of China
CTS (Zhongshan) Technology Co. Ltd.	People's Republic of China
CTS of Canada Holding Company	Province of Nova Scotia (Canada)
CTS of Canada G.P., Ltd.	Province of Ontario (Canada)
CTS of Canada L.P.	Province of Ontario (Canada)
CTS of Canada Co.	Province of Nova Scotia (Canada)
CTS Corporation U.K., Ltd.	Scotland
CTS Printex, Inc.	California
CTS Electronics Components, Inc.	Delaware
Dynamics Corporation of America	New York
CTS Electronics Components (California), Inc.	California
LTB Investment Corporation	Delaware
CTS Electronics Manufacturing Solutions, Inc.	Delaware
CTS Electronics Manufacturing Solutions (Moorpark), Inc.	California
CTS Electronics Manufacturing Solutions (Santa Clara), Inc.	California
CTS Electronics Manufacturing Solutions (Massachusetts), Inc.	Massachusetts
Technetics, Inc.	California
CTS Electronics Corporation (Thailand), Ltd.	Thailand
CTS Electronics Hong Kong Ltd.	Hong Kong Special Administrative Region of the People's Republic of China

EXHIBIT (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 27, 2008, accompanying the consolidated financial statements and schedules and management's assessment of the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes")* included in the Annual report of CTS Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statements of CTS Corporation on Form S-3 (Nos. 333-117826, effective August 19, 2004, 333-88448, effective June 5, 2002, and 333-72146, effective November 9, 2001) and the Registration Statement on Form S-8 (No. 333-116287, effective June 8, 2004).

/s/ Grant Thornton LLP

Chicago, Illinois
February 27, 2008

EXHIBIT (31)(a)

CERTIFICATION

I, Vinod M. Khilnani, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ Vinod M. Khilnani
Vinod M. Khilnani
President and Chief Executive Officer

CERTIFICATION

I, Donna L. Belusar, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008 *_/s/ Donna L. Belusar_*

Donna L. Belusar
Senior Vice President and
Chief Financial Officer

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of such officer's knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 28, 2008

/s/ Vinod M. Khilnani
Vinod M. Khilnani
President and Chief
Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of such officer's knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 28, 2008

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

STOCK PERFORMANCE GRAPH

Comparison of Five-Year Cumulative Return

The following graph compares the cumulative total shareholder return on CTS common stock with the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Information Technology Stock for the years 2003 through 2007. The graph assumes that $100 was invested on December 31, 2002 in each of CTS common stock, the S&P 500 Stock Index and the S&P 500 Information Technology Stock Index.



225
200
175
150
125
100
75
50
25
0
Dollars
2002
2003
2004
2005
2006
2007
CTS Corporation
S&P 500 Index
S&P 500 Information Technology Index

Company / Index	Base Period 2002	INDEXED RETURNS Year Ending				
		2003	2004	2005	2006	2007
CTS Corporation	100	150.30	175.34	147.37	210.95	134.75
S&P 500 Index	100	128.68	142.69	149.70	173.34	182.86
S&P 500 Information Technology Index	100	147.23	150.99	152.49	165.33	192.29

Shareholder Information

Annual Meeting of Shareholders
The 2008 annual meeting of shareholders is scheduled to be held on Friday, May 30, 2008, in Elkhart, Indiana. Shareholders of record at the close of business on April 15, 2008, will receive a formal notice of the annual meeting and a proxy statement.

Form 10-K Annual Report
A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Secretary of the Company, or by visiting our Web site: www.ctscorp.com

Common Stock Listed (CTS)
New York Stock Exchange

CTS submitted a Section 12 (a) CEO Certification to the New York Stock Exchange in 2007 as required by New York Stock Exchange Corporate Governance Listing Standards. CTS filed the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2007.

Investor Relations
Shareholders and members of the financial community may direct questions or requests to:

Mitchell J. Walorski
Director of Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
E-mail:
shareholder.services@ctscorp.com

Transfer Agent and Registrar
National City Bank
Locator 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
800-622-6757 Fax 216-257-8508

Corporate Headquarters
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
www.ctscorp.com

2007 Board of Directors

Roger R. Hemminghaus
CTS Chairman of the Board and Retired Chairman and Chief Executive Officer, Ultramar Diamond Shamrock Corporation

Walter S. Catlow
Retired President,
Ameritech Cellular Services

Lawrence J. Ciancia
Partner,
Corporate Development International, Inc.

Thomas G. Cody
Vice Chairman,
Macy's, Inc.

Patricia K. Collawn
Utilities President,
PNM Resources, Inc.

Gerald H. Frieling, Jr.
President,
Frieling and Associates

Michael A. Henning
Retired Deputy Chairman,
Ernst & Young LLP

Vinod M. Khilnani
President and Chief Executive Officer,
CTS Corporation

Robert A. Profusek
Partner,
Jones Day

Corporate Officers

Vinod M. Khilnani
President and Chief Executive Officer

Donald R. Schroeder
Executive Vice President of CTS Corporation and President, Electronics Manufacturing Solutions

Donna L. Belusar
Senior Vice President and
Chief Financial Officer

H. Tyler Buchanan
Senior Vice President

James L. Cummins
Senior Vice President Administration

Richard G. Cutter III
Vice President, General Counsel
and Secretary

Thomas A. Kroll
Vice President and Controller

Matthew W. Long
Treasurer

Bret Robertson
Vice President CTS Corporation
and General Manager of
Electronic Components

Mohan S. Mahadevan
Vice President, Strategic Planning and
Business Process Improvements

2007 Committees of the Board

Compensation Committee
Thomas G. Cody (Chairman)
Walter S. Catlow
Patricia K. Collawn
Michael A. Henning

Nominating And Governance Committee
Lawrence J. Ciancia (Chairman)
Thomas G. Cody
Patricia K. Collawn
Gerald H. Frieling, Jr.

Finance and Strategic Initiatives Committee
Robert A. Profusek (Chairman)
Walter S. Catlow
Gerald H. Frieling, Jr.
Vinod M. Khilnani

Audit Committee
Michael A. Henning (Chairman)
Walter S. Catlow
Lawrence J. Ciancia
Gerald H. Frieling, Jr.

WORLDWIDE MANUFACTURING FACILITIES

SENSORS AND ACTUATORS

Elkhart, Indiana
Toronto, Canada
Matamoros, Mexico
Glasgow, Scotland
Ostrava, Czech Republic
Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China

ELECTRONIC COMPONENTS

Bloomingdale, Illinois
Albuquerque, New Mexico
Burbank, California
Tucson, Arizona
Nogales, Mexico
Tianjin, People's Republic of China
Singapore, Republic of Singapore

ELECTROCOMPONENT PRODUCTS

Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China

ELECTRONICS MANUFACTURING SOLUTIONS

Moorpark, California
Santa Clara, California
Londonderry, New Hampshire
Glasgow, Scotland
Tianjin, People's Republic of China
Singapore, Republic of Singapore
Bangkok, Ayutthya, Thailand

CTS. CORPORATION

905 West Boulevard North
Elkhart, IN 46514
Phone: 574-523-3800
Fax: 574-293-6146
www.ctscorp.com

END